UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2020
Commission file number 1- 33198

_________________________
ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED September 30, 2020

ITEM 1 - FINANCIAL STATEMENTS
ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

		As at	As at	As at
		September 30,	December 31,	January 1,
		2020	2019	2019
	Notes	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4	236,911	199,388	225,040
Financial assets	5	43,354	107,992	9,568
Accounts and other receivable, net	6	227,675	204,825	143,710
Vessels and equipment classified as held for sale	7	7,800	15,374	12,528
Due from related parties	19	—	—	58,885
Other assets	9	41,924	35,425	41,243
Total current assets		557,664	563,004	490,974
Non-current assets
Financial assets	5	26,919	—	2,075
Accounts and other receivable, net	6	18,636	17,276	36,536
Vessels and equipment	11	3,181,956	3,025,716	3,548,501
Advances on newbuilding contracts	12	109,667	297,100	113,796
Equity-accounted investments	13	225,345	232,216	208,819
Deferred tax assets		4,671	7,000	9,168
Due from related parties	19	—	—	949
Other assets	9	222,182	218,813	185,191
Goodwill		127,113	127,113	127,113
Total non-current assets		3,916,489	3,925,234	4,232,148
Total assets		4,474,153	4,488,238	4,723,122
LIABILITIES
Current liabilities
Accounts payable and other	14	316,712	272,618	213,480
Other financial liabilities	17	204,641	21,697	23,290
Due to related parties	19	7	21,306	183,795
Borrowings	18	346,865	353,238	554,336
Total current liabilities		868,225	668,859	974,901
Non-current liabilities
Accounts payable and other	14	155,568	222,659	264,732
Other financial liabilities	17	85,203	164,511	144,867
Borrowings	18,19	2,893,165	2,831,274	2,543,406
Due to related parties	19	144,236	—	—
Deferred tax liabilities		700	3,133	2,183
Total non-current liabilities		3,278,872	3,221,577	2,955,188
Total liabilities		4,147,097	3,890,436	3,930,089
EQUITY
Limited partners - common units	20	—	169,737	350,088
Limited partners - Class A common units	20	(1,508)	—	—
Limited partners - Class B common units	20	(84,337)	—	—
Limited partners - preferred units	20	384,274	384,274	384,274
General partner	20	7,431	9,587	10,971
Accumulated other comprehensive income		3,023	4,410	7,361
Non-controlling interests in subsidiaries	26	18,173	29,794	40,339
Total equity		327,056	597,802	793,033
Total liabilities and equity		4,474,153	4,488,238	4,723,122
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except per unit data)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
	Notes	$	$	$	$
Revenues	21, 23	286,590	299,447	903,453	940,796
Direct operating costs	22	(164,425)	(148,557)	(483,896)	(470,185)
General and administrative expenses	23	(3,035)	(6,304)	(20,143)	(21,069)
Depreciation and amortization	23	(79,049)	(84,639)	(235,189)	(273,973)
Interest expense	19	(48,036)	(53,675)	(142,212)	(158,029)
Interest income		190	1,776	900	4,099
Equity-accounted income (loss)	13	11,890	4,494	16,263	10,610
Impairment expense, net	11	(4,720)	(1,506)	(184,997)	(61,326)
Gain (loss) on dispositions, net	8	(19)	—	(1,969)	12,548
Realized and unrealized gain (loss) on derivative instruments	17, 19	2,427	(20,510)	(103,689)	(107,084)
Foreign currency exchange gain (loss)		(2,958)	(5,387)	(7,347)	(4,166)
Other income (expenses), net	19	(4,262)	(3,262)	(9,628)	(10,427)
Income (loss) before income tax (expense) recovery		(5,407)	(18,123)	(268,454)	(138,206)
Income tax (expense) recovery
Current		(1,639)	(1,143)	(5,240)	(4,239)
Deferred		1,091	(5,173)	560	(7,524)
Net income (loss)		(5,955)	(24,439)	(273,134)	(149,969)
Attributable to:
Limited partners - common units		(14,129)	(31,102)	(288,221)	(164,133)
General partner		(106)	(237)	(2,156)	(1,257)
Limited partners - preferred units		8,038	8,038	24,114	24,114
Non-controlling interests in subsidiaries	26	242	(1,138)	(6,871)	(8,693)
		(5,955)	(24,439)	(273,134)	(149,969)
Basic and diluted earnings (loss) per limited partner common unit	20	(0.03)	(0.08)	(0.70)	(0.40)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2020	2019	2020	2019
	Notes	$	$	$	$
Net income (loss)		(5,955)	(24,439)	(273,134)	(149,969)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
To interest expense:
Realized gain on qualifying cash flow hedging instruments	17	(206)	(192)	(622)	(489)
To equity income:
Realized gain on qualifying cash flow hedging instruments		(251)	(196)	(765)	(368)
Total other comprehensive income (loss)		(457)	(388)	(1,387)	(857)
Comprehensive income (loss)		(6,412)	(24,827)	(274,521)	(150,826)
Attributable to:
Limited partners - common units		(14,583)	(31,487)	(289,597)	(164,983)
General partner		(109)	(240)	(2,167)	(1,264)
Limited partners - preferred units		8,038	8,038	24,114	24,114
Non-controlling interests in subsidiaries		242	(1,138)	(6,871)	(8,693)
		(6,412)	(24,827)	(274,521)	(150,826)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Class A Common Units #	Class A Common Units and Additional Paid-in Capital $	Class B Common Units #	Class B Common Units and Additional Paid-in Capital $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2019	—	—	—	—	411,149	169,737	15,800	384,274	9,587	4,410	29,794	597,802
Exchange of equity instruments (note 21)	5,217	2,154	405,932	167,583	(411,149)	(169,737)	—	—	—	—	—	—
Net loss	—	(3,657)	—	(284,564)	—	—	—	24,114	(2,156)	—	(6,871)	(273,134)
Other comprehensive loss (note 20)	—	—	—	—	—	—	—	—	—	(1,387)	—	(1,387)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	—	—	—	—	(8,157)	—	—	—	(8,157)
Preferred units - Series B ($0.5313 per unit)	—	—	—	—	—	—	—	(7,971)	—	—	—	(7,971)
Preferred units - Series E ($0.5547 per unit)	—	—	—	—	—	—	—	(7,986)	—	—	—	(7,986)
Other distributions	—	—	—	—	—	—	—	—	—	—	(4,750)	(4,750)
Refinancing of GP Loan (note 19a)	—	—	—	33,046	—	—	—	—	—	—	—	33,046
Equity based compensation and other	—	(5)	—	(402)	—	—	—	—	—	—	—	(407)
Balance as at September 30, 2020	5,217	(1,508)	405,932	(84,337)	—	—	15,800	384,274	7,431	3,023	18,173	327,056

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at January 1, 2019	410,315	350,088	15,800	384,274	10,971	7,361	40,339	793,033
Net income (loss)	—	(164,133)	—	24,114	(1,257)	—	(8,693)	(149,969)
Other comprehensive income (loss) (note 17)	—	—	—	—	—	(857)	—	(857)
Distributions declared:
Preferred units - Series A ($0.4531 per unit)	—	—	—	(8,157)	—	—	—	(8,157)
Preferred units - Series B ($0.5313 per unit)	—	—	—	(7,971)	—	—	—	(7,971)
Preferred units - Series E ($0.5547 per unit)	—	—	—	(7,986)	—	—	—	(7,986)
Other distributions	—	—	—	—	—	—	(3,636)	(3,636)
Contributions from non-controlling interests in subsidiaries	—	—	—	—	—	—	1,500	1,500
Equity based compensation and other	873	986	—	—	—	—	—	986
Balance as at September 30, 2019	411,188	186,941	15,800	384,274	9,714	6,504	29,510	616,943
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

		Nine Months Ended September 30,
		2020	2019
	Notes	$	$
Operating Activities
Net income (loss)		(273,134)	(149,969)
Adjusted for the following items:
Depreciation and amortization	11	235,189	273,973
Equity-accounted (income) loss, net of distributions received	13	8,919	2,718
Impairment expense, net	11	184,997	61,326
(Gain) loss on dispositions, net	8	1,969	(12,548)
Unrealized (gain) loss on derivative instruments	17	55,363	84,181
Deferred income tax expense (recovery)		(560)	7,524
Provisions and other items	15	(3,503)	(19,870)
Other non-cash items		15,248	(22,195)
Changes in non-cash working capital, net	24	82	46,850
Net operating cash flow		224,570	271,990
Financing Activities
Proceeds from borrowings	18	291,030	286,495
Repayments of borrowings and settlement of related derivative instruments	17,18	(239,910)	(321,381)
Financing costs related to borrowings	18	(6,162)	(16,060)
Proceeds from borrowings related to sale and leaseback of vessels	12	47,673	11,900
Financing costs related to borrowings from sale and leaseback of vessels	12	(65)	(1,082)
Proceeds from borrowings from related parties	19	155,000	75,000
Prepayment of borrowings from related parties	19	—	(75,000)
Lease liability repayments	10	(17,115)	(9,922)
Capital provided by others who have interests in subsidiaries		—	1,500
Distributions to limited partners and preferred unitholders	20	(24,114)	(24,114)
Distributions to others who have interests in subsidiaries		(4,750)	(3,636)
Net financing cash flow		201,587	(76,300)
Investing Activities
Additions
Vessels and equipment	11,12	(449,916)	(166,399)
Equity-accounted investments	13	(2,812)	(7,424)
Dispositions
Vessels and equipment	8	18,437	33,341
Restricted cash	5	39,227	(9,421)
Acquisition of company (net of cash acquired of $6.4 million)		6,430	—
Net investing cash flow		(388,634)	(149,903)
Cash and cash equivalents
Change during the period		37,523	45,787
Balance, beginning of the period		199,388	225,040
Balance, end of the period		236,911	270,827
Supplemental cash flow information (note 24)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1.Nature and Description of the Partnership

Altera Infrastructure L.P. and its wholly-owned or controlled subsidiaries (collectively, the Partnership and formerly Teekay Offshore Partners L.P.) is an international midstream services provider to the offshore oil industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership was formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006 and the Partnership's affairs are governed by the Marshall Islands Limited Partnership Act and its limited partnership agreement as amended October 27, 2020. The Partnership is a subsidiary of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or with its affiliates, Brookfield). The Partnership’s preferred equity units trade on the New York Stock Exchange under the ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E” respectively. The registered head office of the Partnership is 4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda.

Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

2.Significant Accounting Policies

a.Basis of presentation

These unaudited interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (or IAS 34), as issued by the International Accounting Standards Board (or IASB) and using the accounting policies described below. The unaudited interim condensed consolidated financial statements have been prepared under the assumption that the Partnership operates on a going concern basis and have been presented in U.S. dollars rounded to the nearest thousand unless otherwise indicated.

As these financial statements are the Partnership’s first financial statements prepared using accounting policies consistent with International Financial Reporting Standards (or IFRS) as issued by the IASB, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were accordingly not included in the Partnership’s most recent annual consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles (or previous GAAP) have been included in these unaudited interim condensed consolidated financial statements.

In the opinion of management of the Partnership’s general partner, Altera Infrastructure GP L.L.C. (or the general partner), these unaudited interim condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. These unaudited interim condensed consolidated financial statements were approved by management and authorized for issue on November 3, 2020.

b.Going concern

As at September 30, 2020, the Partnership had a working capital deficit of $310.6 million primarily relating to the scheduled maturities and repayments of $346.9 million of outstanding borrowings and the settlement of $199.1 million of derivative financial instrument liabilities during the 12 months ending September 30, 2021, which amounts were classified as current as at September 30, 2020. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2020 through 2022 of $270.0 million; however, the Partnership has secured long-term financing related to these newbuildings.

The working capital deficit of $310.6 million as at September 30, 2020, has significantly increased from $105.9 million as at December 31, 2019. The increase in the working capital deficit was primarily due to: a $180.1 million increase in the current portion of derivative liabilities, due to certain interest rate swaps containing early-termination provisions, which, if exercised, would terminate these interest rate swaps during the 12 months ending September 30, 2021 (see note 17); and a $44.1 million increase in accounts payable and other mainly due to deferred revenue related to the Knarr FPSO; partially offset by a $23.3 million increase in accounts and other receivable, net, mainly due to management services related to the Foinaven FPSO.

Based on these factors, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing that the Partnership is actively pursuing, during the one-year period to September 30, 2021, include borrowing additional amounts under existing facilities and the refinancing or extension of certain borrowings and interest rate swaps. Additional potential sources of amounts generated from operations include the extensions and redeployments of existing assets.

The Partnership is actively pursuing the financing initiatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise and refinance borrowings for similar types of vessels and based on the Partnership's assessment of current conditions and estimated future conditions. The Partnership is in various stages of progression on these matters.

Based on the Partnership’s liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period to September 30, 2021.

c.Basis of consolidation

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The unaudited interim condensed consolidated financial statements include the accounts of the Partnership and its consolidated subsidiaries, which are the entities over which the Partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the Partnership’s subsidiaries held by others are shown separately in equity in the unaudited interim condensed consolidated statements of financial position. All intercompany balances, transactions, revenues and expenses are eliminated in full in these unaudited interim condensed consolidated financial statements.

d.Interests in other entities

(i) Subsidiaries

These unaudited interim condensed consolidated financial statements include the accounts of the Partnership and subsidiaries over which the Partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the Partnership obtained control, and continue to be consolidated until the date when control is lost.

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in the Partnership's capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

The following provides information about the Partnership's wholly-owned subsidiaries as at September 30, 2020:

Name of Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
ALP Ace BV	Netherlands	100%
ALP Centre BV	Netherlands	100%
ALP Defender BV	Netherlands	100%
ALP Forward BV	Netherlands	100%
ALP Guard BV	Netherlands	100%
ALP Ippon BV	Netherlands	100%
ALP Keeper BV	Netherlands	100%
ALP Maritime Contractors BV	Netherlands	100%
ALP Maritime Group BV	Netherlands	100%
ALP Maritime Holding BV	Netherlands	100%
ALP Maritime Services BV	Netherlands	100%
ALP Ocean Towage Holding BV	Netherlands	100%
ALP Striker BV	Netherlands	100%
ALP Sweeper BV	Netherlands	100%
ALP Winger BV	Netherlands	100%
Altera Infrastructure Finance Corp.	Marshall Islands	100%
Altera Infrastructure Group Ltd.	Marshall Islands	100%
Altera Infrastructure Holdings LLC	Marshall Islands	100%
Altera Infrastructure Operating GP LLC	Marshall Islands	100%
Altera infrastructure Operating L.P.	Marshall Islands	100%
Altera Infrastructure Production (Singapore) Pte. Ltd.	Singapore	100%
Altera Infrastructure Production AS	Norway	100%
Altera Infrastructure Production Crew AS	Norway	100%
Altera Infrastructure Production Holdings AS	Norway	100%
Altera Infrastructure Services Pte. Ltd	Singapore	100%
Altera Norway Hiload AS	Norway	100%
Altera Norway Holdings AS	Norway	100%
Altera Partners Holding AS	Norway	100%
Altera Shuttle Tankers LLC	Marshall Islands	100%
Amundsen Spirit LLC	Marshall Islands	100%
Apollo Spirit LLC	Marshall Islands	100%
Arendal Spirit AS	Norway	100%
Arendal Spirit LLC	Marshall Islands	100%

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Aurora Spirit AS	Norway	100%
Bossa Nova Spirit LLC	Marshall Islands	100%
Clipper LLC	Marshall Islands	100%
Current Spirit AS	Norway	100%
Dampier Spirit LLC	Marshall Islands	100%
Gina Krog LLC	Marshall Islands	100%
Gina Krog Offshore Pte. Ltd.	Singapore	100%
Golar Nor (UK) Limited	United Kingdom	100%
Knarr LLC	Marshall Islands	100%
Lambada Spirit LLC	Marshall Islands	100%
Logitel Offshore Holding AS	Norway	100%
Logitel Offshore LLC	Marshall Islands	100%
Logitel Offshore Norway AS	Norway	100%
Logitel Offshore Pte. Ltd.	Singapore	100%
Logitel Offshore Rig I Pte. Ltd.	Singapore	100%
Logitel Offshore Rig II Pte. Ltd.	Singapore	100%
Logitel Offshore Rig II LLC	Marshall Islands	100%
Logitel Offshore Rig III LLC	Marshall Islands	100%
Logitel Offshore Rig IV LLC	Marshall Islands	100%
Nansen Spirit LLC	Marshall Islands	100%
Navion Bergen AS	Norway	100%
Navion Bergen LLC	Marshall Islands	100%
Navion Gothenburg AS	Norway	100%
Navion Offshore Loading AS	Norway	100%
Altera Norway Holdings Ltd.	Marshall Islands	100%
Peary Spirit LLC	Marshall Islands	100%
Petrojarl I LLC	Marshall Islands	100%
Petrojarl I Production AS	Norway	100%
Altera Petrojarl FPSO Petrolífera do Brasil Ltda.	Brazil	100%
Piranema LLC	Marshall Islands	100%
Piranema Production AS	Norway	100%
Rainbow Spirit AS	Norway	100%
Salamander Production (UK) Limited	United Kingdom	100%
Samba Spirit LLC	Marshall Islands	100%
Scott Spirit LLC	Marshall Islands	100%
Sertanejo Spirit LLC	Marshall Islands	100%
Siri Holdings LLC	Marshall Islands	100%
Altera (Atlantic) Chartering ULC	Canada	100%
Altera (Atlantic) Management ULC	Canada	100%
Altera Al Rayyan LLC	Marshall Islands	100%
Teekay Australia Offshore Holdings Pty Ltd.	Australia	100%
Altera Luxembourg S.a.r.l.	Luxembourg	100%
Teekay FSO Finance Pty Ltd.	Australia	100%
Gina Krog AS	Norway	100%
Altera Grand Banks AS	Norway	100%
Altera Grand Banks Shipping AS	Norway	100%
Teekay Hiload LLC	Marshall Islands	100%
Altera Knarr AS	Norway	100%
Altera Libra Netherlands BV	Netherlands	100%
Altera do Brasil Servicos Maritimos Ltda.	Brazil	100%
Altera Shuttle Loading Pte. Ltd.	Singapore	100%
Altera Netherlands BV	Netherlands	100%
Altera Nordic Holdings Inc.	Marshall Islands	100%
Altera Norway Marine AS	Norway	100%

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Altera Norway AS	Norway	100%
Altera Operations Australia Pty Ltd.	Australia	100%
Teekay Offshore Business Process Services Inc.	Philippines	100%
Altera Infrastructure Chartering LLC	Marshall Islands	100%
Altera Infrastructure Crewing AS	Norway	100%
Altera Infrastructure Cooperatief U.A.	Netherlands	100%
Altera Infrastructure Operating Holdings LLC	Marshall Islands	100%
Altera Infrastructure Holdings Pte. Ltd.	Singapore	100%
Altera Shuttle Tanker Finance LLC	Marshall Islands	100%
Altera Petrojarl I Servicos de Petroleo Ltda.	Brazil	100%
Altera Production UK Limited	United Kingdom	100%
Altera Piranema Servicos Petroleo Ltda.	Brazil	100%
Altera Wave AS	Norway	100%
Altera Wind AS	Norway	100%
Altera Infrastructure Norway AS	Norway	100%
Altera Varg Production Limited.	Norway	100%
Altera Voyageur Production Limited.	United Kingdom	100%
Tide Spirit AS	Norway	100%
Tiro Sidon Holdings LLC	Marshall Islands	100%
Tiro Sidon LLC	Marshall Islands	100%
Tiro Sidon UK L.L.P.	United Kingdom	100%
Teekay Petrojarl Offshore Siri AS	Norway	100%
TPO Siri LLC	Marshall Islands	100%
Ugland Nordic Shipping AS	Norway	100%
Varg LLC	Marshall Islands	100%
Varg Production AS	Norway	100%
Voyageur LLC	Marshall Islands	100%

The following table presents details of non-wholly owned subsidiaries of the Partnership:

Name of Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
KS Apollo Spirit	Norway	89%
Navion Gothenburg LLC	Marshall Islands	50%
Nordic Rio LLC	Marshall Islands	50%
Partrederiet Stena Ugland Shuttle Tankers I DA	Norway	50%
Partrederiet Stena Ugland Shuttle Tankers II DA	Norway	50%
Partrederiet Stena Ugland Shuttle Tankers III DA	Norway	50%

The Partnership has determined that the above entities are non-wholly owned subsidiaries of the Partnership based on its assessment of control. For non-wholly owned subsidiaries, the Partnership is exposed to variable returns from its involvement with the investee and has substantive decision making authority to affect the returns of its investment, as well as the power to direct the activities of the entities that can significantly impact the economic performance of the entity.

(ii) Joint ventures

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists when decisions about the relevant activities require unanimous consent of the parties sharing control. The Partnership accounts for joint ventures using the equity method of accounting within equity-accounted investments in the unaudited interim condensed consolidated statements of financial position.

Interests in joint ventures accounted for using the equity method are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Partnership’s interest in a joint venture is adjusted for the Partnership’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with a joint venture are recognized in the unaudited interim condensed consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of joint ventures is assessed for impairment at each reporting date. Impairment losses on equity-accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(k).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The following table presents details of the Partnership's joint ventures:

Name of Joint Venture	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
OOG-TKP FPSO GmbH	Austria	50%
OOG-TKP FPSO GmbH & Co KG	Austria	50%
OOG-TKP Oil Services Ltd.	Cayman Islands	50%
OOG-TK Libra GmbH	Austria	50%
OOG-TK Libra GmbH & Co KG	Austria	50%
TK-Ocyan Libra Oil Services Ltd.	Cayman Islands	50%

e.Foreign currency translation

The U.S. dollar is the functional and presentation currency of the Partnership. The Partnership’s vessels operate in international shipping markets in which substantially all income and expenses are settled in U.S. dollars. In addition, the Partnership's most significant assets, its vessels and equipment, are bought and sold in U.S. dollars and the Partnership's most significant liabilities, its commercial bank borrowings, are denominated in U.S. dollars. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Foreign currency denominated revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in foreign currency exchange gain (loss) in the unaudited interim condensed consolidated statements of income (loss).

f.Cash and cash equivalents

Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.

g.Accounts and other receivable, net

Accounts and other receivable, net includes trade receivables and other unbilled receivables, which are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.

h.Related party transactions

In the normal course of operations, the Partnership enters into various transactions with related parties, which have been measured at their exchange value and are recognized in the unaudited interim condensed consolidated financial statements. Related party transactions are further described in Note 19.

i.Vessels and equipment

Vessels and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset including the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. All pre-delivery costs incurred during the construction of vessels and equipment, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels and equipment purchased by the Partnership to the standard required to service the Partnership’s customers are capitalized.

Depreciation of an asset commences when it is available for use. Vessels and equipment are depreciated for each component of the asset classes as follows:

Component	Estimated Useful Life
Dry docks and Overhauls	2.5 - 5 years
Capital Modifications (1)	3 - 20 years
Vessels and Equipment (2)	9 - 35 years

(1)Includes field and contract specific equipment for the Partnership's floating production, storage and off-loading (or FPSO) units and floating storage and off-loading (or FSO) units, capital upgrades for the Partnership's shuttle tankers and mid-life refurbishments for the Partnership's unit for maintenance and safety (or UMS).
(2)Certain of the Partnership's FPSO units and FSO units have undergone conversions or capital upgrades prior to commencing operations under their current contracts. The estimated useful lives of such vessels is generally substantially lower than that of a comparable newbuilding vessel. For a newbuilding vessel, the Partnership uses an estimated useful life of 20 to 25 years for its FPSO units, 20 years for its shuttle tankers, 35 years for its UMS and 25 years for its towage and offshore installation (or Towage) vessels. The estimated useful life of the Partnership's FSO units are generally the contract term for the unit, inclusive of extension options.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Depreciation on vessels and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Residual value of the vessel hull is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The estimated useful lives, residual values and depreciation methods are reviewed annually, with the effect of any changes recognized on a prospective basis.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Generally, the Partnership dry docks each shuttle tanker and towage vessel every two and a half to five years, depending on the nature of work and external requirements. The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. The Partnership capitalizes a portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock, which is generally until the commencement of the subsequent dry dock. Included in capitalized dry docking are costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. The Partnership expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Advances on newbuilding contracts consists of prepayments related to newbuilding contracts for vessels and equipment not yet delivered to the Partnership and include the share of borrowing costs that are directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to Vessels and equipment.

j.Right-of-use assets and lease obligations

The Partnership assesses whether a contract is, or contains, a lease component at inception of the contract. A right-of-use asset and corresponding lease liability is recognized at the lease commencement date for contracts that are, or contain, a lease component, except for short-term leases and leases of low value.

Agreements to charter in vessels and to lease land and buildings for which the Partnership substantially has the right to control the asset for a period of time in exchange for consideration are recognized in the unaudited interim condensed consolidated statements of financial position as right-of-use assets within Other assets and are initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently, the right-of-use assets are measured at cost less accumulated depreciation and impairment losses, if any. The right-of-use assets are depreciated on a straight-line basis over the lesser of the lease term or remaining life of the underlying asset, depending on the lease terms.

The Partnership charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use of the vessel to the Partnership, as well as operates the vessel for the Partnership. A time-charter contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate.

The Partnership has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term.

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset, that the lessee is reasonably certain to exercise.

The corresponding lease obligation is recognized as a liability in the unaudited interim condensed consolidated statements of financial position under Accounts payable and other and initially measured at the present value of the outstanding lease payments at the commencement date.

The Partnership recognizes the lease payments for short-term leases and leases of low value as an operating expense on a straight-line basis over the term of the lease.

k.Asset impairment

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
At each reporting date the Partnership assesses whether there is any indication that assets or cash generating units, relating specifically to its vessels and equipment and right-of use-assets, are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environments in which the Partnership operates, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. The Partnership has determined that, for impairment purposes, each individual vessel is a cash generating unit.

An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the value in use, is less than the carrying value of the asset or cash generating unit. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of its vessel and equipment. In cases where an active second hand sale and purchase market exists, an appraised value is used to estimate the fair value of the vessel and equipment. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership. The value in use is the present value of the future cash flows that the Partnership expects to derive from the asset or cash generating unit. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail.

At each reporting date the Partnership assesses whether there is any indication that an impairment loss may have decreased. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate.

l.Goodwill

Goodwill represents the excess of the price paid for the acquisition of a business over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The Partnership identifies cash generating units as identifiable groups of assets whose cash inflows largely independent of the cash inflows from other assets or groups of assets. The Partnership has identified the shuttle tanker segment as the group of cash generating units to which the Partnership's goodwill relates.

Goodwill is evaluated for impairment on an annual basis or more frequently if an event occurs or circumstances change that would indicate that the recoverable amount of a reporting unit was below its carrying value. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to Impairment expense, net on the unaudited interim condensed consolidated statements of income (loss) in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

m.Revenue from contracts with customers

Each vessel charter may, depending on its terms, contain a lease component, a non-lease component or both. Revenues that are fixed on or prior to the commencement of the contract are recognized by the Partnership on a straight-line basis daily over the term of the contract.

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contracts of affreightment (or CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts.

IFRS requires that a highly probable criterion be met with regards to recognizing revenue arising from variable consideration resulting from contract modifications and claims. For variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(i) FPSO Contracts

Pursuant to an FPSO contract, the Partnership charters an FPSO unit to a customer for a fixed period of time, generally more than one year. The obligations within an FPSO contract, which include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Fees relating to the lease and operation of the FPSO (or hire) are typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Partnership is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is canceled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, in certain cases, the daily hire amount declines over the duration of the FPSO contract. As a result of the Partnership accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenues are recognized before the Partnership is entitled to such amounts under the FPSO contracts will result in the Partnership recognizing a contract asset and FPSO contracts where revenues are recognized after the Partnership is entitled to such amounts under the FPSO contracts will result in the Partnership recognizing a contract liability.

Some FPSO contracts include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. For example, some FPSO contracts contain provisions that allow the Partnership to be compensated for increases in the Partnership's costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or foreign currency rates, or in the form of cost reimbursements for vessel operating expenditures incurred. The Partnership may also earn additional compensation from periodic production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures. During periods in which

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
production on the FPSO unit is interrupted, penalties may be imposed. Variable consideration under the Partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or, alternatively, when such consideration is allocated to the distinct period in which such variable consideration was earned. The Partnership does not engage in any specific activities to minimize residual value risk. Given the uncertainty involved in oil field production estimates and the resulting impact on oil field life, FPSO contracts typically will include extension options or options to terminate early.

The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the unit using internal estimates, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market rate from published broker estimates, when available, or internal estimates when not available.

(ii) CoAs

Voyages performed pursuant to a CoA for the Partnership’s shuttle tankers are priced based on the pre-agreed terms in the CoA. The obligations within a voyage performed pursuant to a CoA, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. Consideration for such voyages consists of a fixed daily hire rate for the duration of the voyage, the reimbursement of costs incurred from fuel consumed during the voyage, as well as a fixed lump sum intended to compensate for time necessary for the vessel to return to the field following completion of the voyage. While such consideration is generally fixed, certain sources of variability exist, including variability in the duration of the voyage and the actual quantity of fuel consumed during the voyage. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than two weeks. The Partnership does not engage in any specific activities to minimize residual value risk due to the short-term nature of the contracts.

The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using internal estimates, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market rate from published broker estimates, when available, or internal estimates when not available.

(iii) Time Charter Contracts

Pursuant to a time charter contract, the Partnership charters a vessel or FSO unit to a customer for a fixed period of time, generally one year or more. The obligations under a time-charter contract, which includes the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. In certain long-term time-charters, the fixed daily hire amount will increase on an annual basis by a fixed amount to offset expected increases in operating costs.

As a result of the Partnership accounting for compensation from such charters on a straight-line basis over the duration of the charter, such fixed increases in rate will result in revenues being accrued in the first portion of the charter and such amount drawn down in the last portion of the charter. Some time charters include variable consideration components in the form of expense adjustments or reimbursements, incentive compensation and penalties. For example, certain time charters contain provisions that allow the Partnership to be compensated for increases in the Partnership's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures or drydocking expenditures. During periods in which the vessels are off-hire or minimum speed and performance metrics are not met, penalties may be imposed. Variable consideration under the Partnership’s contracts is typically recognized as incurred as either such revenues are allocated and accounted for under lease accounting requirements or, alternatively, as such consideration is allocated to the distinct period in which such variable consideration was earned. The Partnership does not engage in any specific activities to minimize residual value risk.

The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using internal estimates, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market rate from published broker estimates, when available, or internal estimates when not available.

(iv) Bareboat Charter Contracts

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Pursuant to a bareboat charter contract, the Partnership charters a vessel or FSO unit to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. The customer is responsible for operation and maintenance of the vessel with their own crew as well as any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. Revenue is recognized over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

(v) Voyage Charters

Voyage charters are charters for a specific voyage. Voyage charters for the Partnership’s shuttle tankers and towage vessels are priced on a current or “spot” market rate. The obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Partnership’s voyage charters for shuttle tankers normally contain a lease, whereas for towage vessels such contracts do not normally contain a lease. Such determination involves judgment about the decision-making rights the charterer has under the contract. Consideration for such contracts is generally fixed; however, certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Partnership does not engage in any specific activities to minimize residual value risk due to the short-term nature of the contracts.

Where the term of the contract is based on the duration of a single voyage, the Partnership uses a load-to-discharge basis in determining proportionate performance. Consequently, the Partnership does not begin recognizing revenue until a voyage charter has been agreed to by the customer and the Partnership, even if the vessel has discharged its prior cargo and is sailing to the anticipated load location for its next voyage. For towage voyages, proportionate performance is determined based on commencement of the tow to completion of the tow.

The unaudited interim condensed consolidated statements of financial position reflect, in Other assets, the accrued portion of revenues for those voyages that commence prior to the unaudited interim condensed consolidated statement of financial position date and complete after the date of the unaudited interim condensed consolidated statement of financial position and reflect, in Accounts payable and other, the deferred portion of revenues which will be earned in subsequent periods.

(vi) Management Fees and Other

The Partnership also generates revenues from the operation of volatile organic compounds (or VOC) systems on certain of the Partnership’s shuttle tankers, and from the management of certain vessels on behalf of the disponent owners or charterers of these assets. Such services include the arrangement of third-party goods and services for the asset’s disponent owner or charterer. The obligations within these contracts typically consists of crewing, technical management, insurance and, potentially, commercial management. The obligations are satisfied concurrently and rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of the contract. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed and all operational costs for the VOC systems. Management fees are typically invoiced monthly.

n.Direct operating costs

Direct operating cost include the following expenses: voyage expenses; operating expenses; charter hire and compensation. Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Operating expenses include ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Charter hire expenses represent the cost to charter-in a vessel for a fixed period of time. Compensation includes the compensation costs for crewing and shore-based employees.

Voyage expenses and operating expenses are recognized when incurred except when the Partnership incurs pre-operational costs related to the repositioning of a vessel that relates directly to a specific customer contract, that generates or enhances resources of the Partnership that will be used in satisfying performance obligations in the future, and where such costs are expected to be recovered via the customer contract. In this case, such costs are capitalized as contract costs and amortized over the duration of the customer contract.

The Partnership recognizes operating leases from vessels chartered from other owners in charter hire expenses.

o.Financial instruments

Classification and measurement

The table below summarizes the Partnership’s classification and measurement of financial assets and liabilities:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Measurement Category	Unaudited Interim Condensed Consolidated Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Amortized cost	Cash and cash equivalents
Restricted cash	Amortized cost	Financial assets
Derivative instruments	FVTPL	Financial assets
Other financial assets	Amortized cost	Financial assets
Accounts receivable	Amortized cost	Accounts and other receivable, net
Due from related parties	Amortized cost	Due from related parties
Investment in finance leases	Amortized cost	Other assets
Financial liabilities
Accounts payable and other	Amortized cost	Accounts payable and other
Derivative instruments	FVTPL	Other financial liabilities
Obligations relating to finance leases	Amortized cost	Other financial liabilities
Due to related parties	Amortized cost	Due to related parties
Borrowings	Amortized cost	Borrowings

The classification of financial assets depends on the specific business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

At initial recognition, the Partnership measures a financial asset or liability at its fair value plus, in the case of a financial asset not at fair value through profit or loss (or FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets and liabilities carried at FVTPL are expensed in Other income (expenses), net in the unaudited interim condensed consolidated statements of income (loss).

Financial assets are measured at amortized cost based on their contractual cash flow characteristics and the business model for which they are held. Financial assets classified as amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Financial liabilities measured at amortized cost are initially recorded at fair value and, in the case of borrowings, net of directly attributable transaction costs. Financial liabilities are then subsequently measured at amortized cost using the effective interest rate method with gains or losses recognized in the unaudited interim condensed consolidated statements of income (loss).

Impairment

The Partnership recognizes a loss allowance for expected credit losses (or ECL) on financial assets measured subsequently at amortized cost, including trade receivables, amounts due from related parties, investments in finance leases and contract assets. The ECL is recognized upon inception of the financial asset and revised at each reporting date thereafter until maturity or disposal of the financial asset. The Partnership measures the loss allowance for a financial asset at an amount equal to the lifetime ECL if the credit risk on a financial asset has increased significantly since initial recognition. If the credit risk on a financial asset has not increased significantly, the Partnership measures the loss allowance for that financial instrument at an amount equal to 12-months ECL. In making this assessment, the Partnership considers information that is reasonable and supportable, including historical experience and forward looking information that is available without undue cost or effort.

The Partnership utilizes a simplified approach for measuring the loss allowance at an amount equal to the lifetime ECL for trade receivables, contract assets and investments in finance leases. The ECL on trade receivables are estimated using by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, which also forms a basis for the Partnership's future expectations for potential defaults of the debtor.

The ECL is presented as a direct reduction to the carrying value of the financial asset it relates to. The initial recognition of an ECL and all changes to an ECL at each reporting date thereafter are reflected in Other income (expenses), net in the unaudited interim condensed consolidated statements of income (loss). The Partnership has not recorded an ECL for all periods presented in these unaudited interim condensed consolidated financial statements.

Derivative instruments

The Partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including foreign exchange risks and interest rate risks. All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying unaudited interim condensed consolidated statements of financial position and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative instrument.

Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is not applied if the hedge is not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or is no

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
longer probable of occurring. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in Other comprehensive income by the application of hedge accounting will be recognized in the Partnership's profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The Partnership has not designated, for accounting purposes, any derivatives as hedges of a specific exposure for all periods presented in these unaudited interim condensed consolidated financial statements.

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated foreign currency forward contracts and interest rate swaps are recorded in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss). The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and other financial liabilities, respectively.

p.Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
Level 3 -	Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.
Further information on fair value measurements is described in Note 4.

q.Income taxes

The Partnership is subject to income taxes relating to its subsidiaries in Norway, Australia, Brazil, the United Kingdom, Singapore, Qatar, Canada, Luxembourg and the Netherlands.

(i) Current income tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

(ii) Deferred income tax

Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the unaudited interim condensed consolidated financial statements.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

Deferred income tax liabilities are recognized for taxable temporary differences associated with equity-accounted investments, except where the Partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or the Partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

r.Provisions

Provisions are recognized when the Partnership has a present obligation, either legal or constructive, as a result of a past event, it is probable that the Partnership will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Provisions are recorded within Accounts payable and other in the unaudited interim condensed consolidated statements of financial position.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(i) Decommissioning liability

The Partnership has a decommissioning liability related to the requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and to restore the environment surrounding the facility. The costs associated with this decommissioning liability are to be reimbursed by the charterer, if certain conditions associated with the work are met. The obligation is expected to be settled at the end of the contract under which the FSO unit currently operates.

The Partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the period for which the cash flows are expected to occur. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes, if any, will be applied prospectively. The estimated decommissioning liability is recorded as a non-current liability, with a corresponding increase in the carrying amount of the related asset. As the decommissioning liability will be covered by contractual payments to be received from the charterer, the Partnership has recorded a separate receivable. The liability and associated receivable are increased in each reporting period due to the passage of time, and the amount of accretion is charged to Other income (expense), net in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability and associated receivable. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

s.Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, vessels and equipment are no longer depreciated.

t.Deferred financing costs

Deferred financing costs related to a borrowing, including bank fees, commissions and legal expenses, are capitalized and amortized, over the term of the relevant loan facility, to interest expense using an effective interest rate method. Deferred financing costs are presented as a reduction from the carrying amount of the related financial liability, unless no amounts have been drawn under the debt liability or the debt issuance costs exceed the carrying value of the related debt liability, in which case the debt issuance costs are presented as Other non-current assets.

If a debt modification is considered substantial, fees paid to amend an arrangement pursuant to which a credit facility is extinguished are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Any unamortized deferred financing costs are written off. If a debt modification is not considered substantial, then the fees are associated with the modification, along with any existing unamortized deferred financing costs and premium or discount, are amortized as an adjustment of interest expense over the remaining term of the modified debt instrument using the effective interest method.

u.Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses that are not readily apparent from other

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments and estimates made by management and utilized in the normal course of preparing the Partnership’s unaudited interim condensed consolidated financial statements are outlined below.

(i) Determination of control

The Partnership consolidates an investee when it controls the investee, with control existing if, and only if, the Partnership has (a) power over the investee, (b) exposure, or rights, to variable returns from involvement with the investee and (c) the ability to use that power over the investee to affect the amount of the Partnership’s returns.

In determining if the Partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the Partnership the current ability to direct the relevant activities of the investee. Judgments are required to assess the Partnership's control over its non-wholly owned subsidiaries and investments in joint ventures. Judgments are made as to the amount of potential voting rights, the existence of contractual relationships that provide voting power and the ability for the Partnership to appoint directors. The Partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the Partnership has exposure, or rights, to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where the Partnership’s voting interest differs from the ownership interest in an investee. In determining if the Partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the Partnership is an investor as to whether it is a principal or agent and whether another entity with decision making rights is acting as the Partnership’s agent. If it is determined that the Partnership is acting as an agent, as opposed to a principal, the Partnership does not control the investee.

(ii) Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the Partnership’s assets, the likelihood the Partnership will sell the vessel or equipment prior to the end of its useful life, the estimation of a cash generating unit’s future revenues and direct costs, and the determination of discount rates.

(iii) Revenue recognition

At the inception of the charter, the classification of the lease as an operating lease or a finance lease may involve the use of judgment as to the determination of the lease term. Such judgment is required as the duration of certain of the Partnership's charters is unknown at commencement of the charter. The charterer may have the option to extend the charter or terminate the charter early. In addition, certain charters impose penalties on the charterer if it terminates the charter early and such penalties can vary in size depending on when, during the term of the charter, the termination right is exercised. Such penalties could impact the determination of the lease term and requires the use of judgment.

(iv) Decommissioning liabilities

Decommissioning costs will be incurred at the end of the operating life of one of the Partnership’s vessels. This obligation is often many years in the future and requires judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

(v) Vessels and equipment

The cost of the Partnership's vessels and equipment are depreciated on a straight-line basis over each asset's estimated useful life to an estimated residual value. The estimated useful life of the Partnership's vessels, including individual components, takes into account design life, commercial considerations and regulatory restrictions. The determination of the components, if any, of an asset and the estimated useful life of such asset or components involves judgment.

(vi) Taxes

The future realization of deferred tax assets depends on the existence of sufficient taxable income to utilize tax losses. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies.

(vii) Going concern

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The Partnership's assessment of its ability to continue operating on a going concern basis requires judgment and the estimation of the probability in obtaining additional sources of financing to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. See note 2(b) for additional information.

(ix) COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been significant volatility in capital markets, commodity prices and foreign currencies, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. The Partnership considered the impacts of these circumstances on the key critical judgments, estimates and assumptions that affect the reported and contingent amount of assets, liabilities, revenues and expenses, including whether any indicators of impairment were present for the period ended September 30, 2020. Based on the Partnership’s assessments, no additional impairments were required as at September 30, 2020 and the Partnership has not experienced any material business interruptions or financial impact as a result of the COVID-19 pandemic. The Partnership will continue to monitor the situation and review its critical estimates and judgments as circumstances evolve.

v.Earnings (loss) per Limited Partnership Unit

The Partnership calculates basic earnings (loss) per unit by dividing net income (loss) attributable to limited partners by the weighted average number of limited partnership common units outstanding during the period. The net income (loss) attributable to limited partners is allocated between the Class A and Class B limited partners' based on their proportionate ownership percentages. Basic earnings (loss) per unit has been presented on an aggregate basis and includes net income (loss) attributable to Class A limited partners and net income (loss) attributable Class B limited partners, which, if disaggregated, would not have a material effect.

For the purpose of calculating diluted earnings (loss) per unit, the Partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of limited partnership common units outstanding, for the effects of all dilutive potential limited partnership common units, consisting of restricted common units and any warrants exercisable for common units. Consequently, the weighted average number of common units outstanding is increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method. The computation of diluted earnings (loss) per unit does not assume the issuance of common units if the effect would be anti-dilutive.

w.Segments

The Partnership’s operating segments are components of the business for which discrete financial information is reviewed regularly by the Chief Operating Decision Maker (or CODM) to assess performance and make decisions regarding resource allocation. The Partnership has assessed the CODM to be its Chief Executive Officer. The Partnership’s operating segments are FPSO, Shuttle tanker, FSO, UMS and Towage.

x.Employee Pension Plans

The Partnership has defined contribution pension plans covering the majority of its employees. Pension costs associated with the Partnership’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred.

The Partnership also has defined benefit pension plans covering a small number of active and retired employees in Norway. The Partnership accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The overfunded or underfunded status of the defined benefit pension plans is recognized as assets or liabilities in the unaudited interim condensed consolidated statements of financial position. The Partnership recognizes as a component of Other comprehensive income (loss), the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs. The pension assets have been guaranteed a minimum rate of return by the provider, thus reducing potential exposure to the Partnership to the extent the provider honors its obligations.

3.Transition to IFRS

The Partnership adopted IFRS effective September 30, 2020. Prior to the adoption of IFRS, the Partnership prepared its financial statements in accordance with its previous GAAP. As a result, the 2019 comparative information has been adjusted from amounts previously reported in the Partnership’s financial statements prepared in accordance with its previous GAAP. The Partnership’s consolidated financial statements for the year ending December 31, 2020 will be the first annual consolidated financial statements that comply with IFRS. IFRS 1 – First-time Adoption of International Financial Reporting Standards (or IFRS 1), which requires first-time adopters to apply IFRS retrospectively. The Partnership’s transition date is January 1, 2019 (or the Transition Date) and a consolidated statement of financial position has been prepared as at that date. These unaudited interim condensed consolidated financial statements, including all periods presented, have been prepared in accordance with the IFRS accounting policies described in Note 2, which consist of IFRS effective as of September 30, 2020.

a.Presentation of unaudited interim condensed consolidated financial statements

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The only significant change to the Partnership's unaudited interim condensed consolidated statements of income (loss) included in this report compared to the Partnership’s prior financial statements prepared in accordance with its previous GAAP is that the Partnership has made an accounting policy change to the presentation of total compensation expenses. Previously, compensation expenses relating to shore-based employees were included in general and administrative expenses, whereas the Partnership has included these expenses as a component of direct operating costs in its unaudited interim condensed consolidated statements of income (loss) included in this report.

A full reconciliation of the Partnership's unaudited interim condensed consolidated statements of financial position reported under its previous GAAP to that prepared under IFRS is presented below:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	As at January 1, 2019
	Previous	IFRS	IFRS
	GAAP	Reclassifications	Adjustments	IFRS
Previous GAAP	$	$	$	$	IFRS
ASSETS					ASSETS
Current					Current Assets
Cash and cash equivalents	225,040	—	—	225,040	Cash and cash equivalents
Restricted cash	8,540	1,028	—	9,568	Financial assets
Accounts receivable	141,903	1,807	—	143,710	Accounts and other receivable, net
Vessels held for sale	12,528	—	—	12,528	Vessels and equipment classified as held for sale
Due from affiliates	58,885	—	—	58,885	Due from related parties
Prepaid expenses	32,199	9,044	—	41,243	Other assets
Other current assets	11,879	(11,879)	—	—
Total current assets	490,974	—	—	490,974	Total current assets
					Non-current assets
		2,075	—	2,075	Financial assets
		36,536	—	36,536	Accounts and other receivable, net
Vessels and equipment, at cost less accumulated depreciation	4,196,909	—	(648,408)	3,548,501	Vessels and equipment
Advances on newbuilding contracts and conversion costs	73,713	—	40,083	113,796	Advances on newbuilding __contracts
Investments in equity-accounted joint ventures	212,202	—	(3,383)	208,819	Equity-accounted investments
Deferred tax asset	9,168	—	—	9,168	Deferred tax assets
Due from affiliates	949	—	—	949	Due from related parties
Other assets	198,992	(38,611)	24,810	185,191	Other assets
Goodwill	129,145	—	(2,032)	127,113	Goodwill
	4,821,078	—	(588,930)	4,232,148	Total non-current assets
Total assets	5,312,052	—	(588,930)	4,723,122	Total assets
LIABILITIES AND EQUITY					LIABILITIES
Current					Current liabilities
Accounts payable	16,423	200,708	(3,651)	213,480	Accounts payable and other
Accrued liabilities	129,896	(129,896)	—	—
Deferred revenues	55,750	(55,750)	—	—
Current portion of derivative instruments	23,290	—	—	23,290	Other financial liabilities
Due to affiliates	183,795	—	—	183,795	Due to related parties
Current portion of long-term debt	554,336	—	—	554,336	Borrowings
Other current liabilities	15,062	(15,062)	—	—
Total current liabilities	978,552	—	(3,651)	974,901	Total current liabilities
					Non-current liabilities
Other long-term liabilities	236,616	(2,183)	30,299	264,732	Accounts payable and other
Derivatives instruments	94,354	—	50,513	144,867	Other financial liabilities
Long-term debt	2,543,406	—	—	2,543,406	Borrowings
		2,183	—	2,183	Deferred tax liabilities
	2,874,376	—	80,812	2,955,188	Total non-current liabilities
Total liabilities	3,852,928	—	77,161	3,930,089	Total liabilities
EQUITY					EQUITY
Limited partners - common units	883,090	—	(533,002)	350,088	Limited partners - common units
Limited partners - preferred units	384,274	—	—	384,274	Limited partners - preferred units
General partner	15,055	—	(4,084)	10,971	General partner
Warrants	132,225	—	(132,225)	—
Accumulated other comprehensive income	7,361	—	—	7,361	Accumulated other comprehensive income
Non-controlling interests	37,119	—	3,220	40,339	Non-controlling interests in subsidiaries
Total equity	1,459,124	—	(666,091)	793,033	Total equity
Total liabilities and equity	5,312,052	—	(588,930)	4,723,122	Total liabilities and equity

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	As at December 31, 2019
	Previous	IFRS	IFRS	IFRS
	GAAP	Reclassifications	Adjustments
Previous GAAP	$	$	$	$	IFRS
ASSETS					ASSETS
Current					Current Assets
Cash and cash equivalents	199,388	—	—	199,388	Cash and cash equivalents
Restricted cash	17,798	1,124	89,070	107,992	Financial assets
Accounts receivable	204,020	805	—	204,825	Accounts and other receivable, net
Vessels held for sale	15,374	—	—	15,374	Vessels and equipment classified as held for sale
Prepaid expenses	29,887	5,538	—	35,425	Other assets
Other current assets	7,467	(7,467)	—	—
Total current assets	473,934	—	89,070	563,004	Total current assets
					Non-current assets
Restricted cash - long-term	89,070	—	(89,070)	—	Financial assets
		17,276	—	17,276	Accounts and other receivable, net
Vessels and equipment, at cost less accumulated depreciation	3,511,758	—	(486,042)	3,025,716	Vessels and equipment
Advances on newbuilding contracts	257,017	—	40,083	297,100	Advances on newbuilding contracts
Investments in equity-accounted joint ventures	234,627	—	(2,411)	232,216	Equity-accounted investments
Deferred tax asset	7,000	—	—	7,000	Deferred tax assets
Other assets	220,716	(17,276)	15,373	218,813	Other assets
Goodwill	129,145	—	(2,032)	127,113	Goodwill
	4,449,333	—	(524,099)	3,925,234	Total non-current assets
Total assets	4,923,267	—	(435,029)	4,488,238	Total assets
LIABILITIES AND EQUITY					LIABILITIES
Current					Current liabilities
Accounts payable	56,699	206,756	9,163	272,618	Accounts payable and other
Accrued liabilities	140,976	(140,976)	—	—
Deferred revenues	53,728	(53,728)	—	—
Current portion of derivative instruments	18,956	2,741	—	21,697	Other financial liabilities
Due to related parties	20,000	—	1,306	21,306	Due to related parties
Current portion of long-term debt	353,238	—	—	353,238	Borrowings
Other current liabilities	14,793	(14,793)	—	—
Total current liabilities	658,390	—	10,469	668,859	Total current liabilities
					Non-current liabilities
Other long-term liabilities	223,877	(24,422)	23,204	222,659	Accounts payable and other
Derivatives instruments	143,222	21,289	—	164,511	Other financial liabilities
Long-term debt	2,825,712	—	5,562	2,831,274	Borrowings
		3,133	—	3,133	Deferred tax liabilities
	3,192,811	—	28,766	3,221,577	Total non-current liabilities
Total liabilities	3,851,201	—	39,235	3,890,436	Total liabilities
EQUITY					EQUITY
Limited partners - common units	505,394	—	(335,657)	169,737	Limited partners - common units
Limited partners - preferred units	384,274	—	—	384,274	Limited partners - preferred units
General partner	12,164	—	(2,577)	9,587	General partner
Warrants	132,225	—	(132,225)	—
Accumulated other comprehensive income	4,410	—	—	4,410	Accumulated other comprehensive income
Non-controlling interests	33,599	—	(3,805)	29,794	Non-controlling interests in subsidiaries
Total equity	1,072,066	—	(474,264)	597,802	Total equity
Total liabilities and equity	4,923,267	—	(435,029)	4,488,238	Total liabilities and equity

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
b.Elected optional exemptions from full retrospective application

IFRS 1 provides entities preparing their first interim financial statements in accordance with IAS 34 with several optional exemptions from full retrospective application of IFRS. The Partnership has applied certain of these optional exemptions as described below:

Business combinations

This exemption allows the Partnership to not apply IFRS 3 – Business Combinations retrospectively to past business combinations. The Partnership has elected to apply this exemption and therefore has not restated business combinations that took place prior to the Transition Date. Any goodwill arising on such business combinations before the Transition Date remains at the carrying value determined under its previous GAAP.

Share-based payment transactions

This exemption allows the Partnership to not apply IFRS 2 – Share-based Payments to equity instruments granted on or before November 7, 2002, or to equity instruments granted after November 7, 2002 and vested before the Transition Date. This exemption also allows the Partnership to not apply IFRS 2 – Share-based Payments to liabilities arising from share-based payment transactions that were settled before the Transition date. The Partnership has elected to apply this exemption and therefore not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, to equity instruments granted after November 7, 2002 that had vested by the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date.

Fair value as deemed cost

This exemption allows the Partnership to initially measure an item of property, plant and equipment, investment property, right-of-use assets or intangible asset at its fair value, or an amount determined by a previous GAAP revaluation and use that amount as deemed cost as at the Transition Date on an asset-by-asset basis. The Partnership has elected to apply this exemption and measure all of its Vessels and equipment and advances on newbuilding contracts at their fair value as at the Transition Date.

Assets and liabilities of subsidiaries, joint ventures and associates

This exemption allows the Partnership to measure the assets and liabilities in subsidiaries, joint ventures and associates, which transitioned to IFRS at a date earlier than the Transition Date for the Partnership, at the carrying amounts in those subsidiaries, joint ventures or associates financial statements, after adjusting for equity accounting adjustments and differences in accounting policies. The Partnership has elected to apply this exemption to its equity-accounted investments.

c.Mandatory exceptions to retrospective application of IFRS

In preparing these unaudited interim condensed consolidated financial statements in accordance with IFRS 1, the Partnership has applied the following mandatory exceptions, which had an impact on the Partnership, from full retrospective application of IFRS:

Derecognition of financial assets and liabilities

A first-time adopter is required to apply the derecognition requirements in IFRS 9 - Financial Instruments prospectively to transactions occurring on or after the Transition Date, but not retrospectively to financial assets or liabilities already derecognized prior to the Transition Date. The Partnership has applied this mandatory exception for the derecognition of financial assets and liabilities occurring on or after the Transition Date and has not applied this requirement retrospectively.

Impairment of financial assets

A first-time adopter is required to apply the impairment requirements of IFRS 9 - Financial Instruments. The Partnership has determined that an ECL provision is not material and therefore has not recognized an ECL provision as at the Transition Date.

Estimates

Estimates made by the Partnership under its previous GAAP have been reassessed under IFRS. IFRS has a lower threshold for the recognition of a provision and requires the recognition of the mid-point of a range of estimates in situations where no single outcome within the range represents the best outcome, whereas the Partnership's previous GAAP required the recognition of the minimum amount of the range.

d.Reconciliation of Equity from previous GAAP to IFRS

The following is a reconciliation of the Partnership's equity reported in accordance with previous GAAP to its equity reported in accordance with IFRS at the Transition Date:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		PARTNER'S EQUITY
		LIMITED PARTNERS
	Note	Common Units and Additional Paid-in Capital $	Preferred Units $	General Partner $	Warrants $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
As reported under previous GAAP - December 31, 2018		883,090	384,274	15,055	132,225	7,361	37,119	1,459,124
Transitional adjustments increasing (decreasing) reported amount:
Vessels and equipment	(i)	(646,673)	—	(4,955)	—	—	3,220	(648,408)
Advances on newbuilding contracts	(ii)	39,778	—	305	—	—	—	40,083
Equity-accounted investments	(iii)	(3,357)	—	(26)	—	—	—	(3,383)
Goodwill	(iv)	(2,017)	—	(15)	—	—	—	(2,032)
Provisions	(v)	(16,771)	—	(129)	—	—	—	(16,900)
Off-market contract	(vi)	14,947	—	115	—	—	—	15,062
Warrants	(vii)	81,091	—	621	(132,225)	—	—	(50,513)
As reported under IFRS - January 1, 2019		350,088	384,274	10,971	—	7,361	40,339	793,033

The following is a reconciliation of the Partnership's equity reported in accordance with previous GAAP to its equity reported in accordance with IFRS at September 30, 2019:

		PARTNER'S EQUITY
		LIMITED PARTNERS
	Note	Common Units and Additional Paid-in Capital $	Preferred Units $	General Partner $	Warrants $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
As reported under previous GAAP - September 30, 2019		796,815	384,274	14,385	132,225	6,504	33,452	1,367,655
Transitional adjustments increasing (decreasing) reported amount:
Vessels and equipment	(i)	(697,417)	—	(5,342)	—	—	(3,942)	(706,701)
Advances on newbuilding contracts	(ii)	39,778	—	305	—	—	—	40,083
Equity-accounted investments	(iii)	565	—	3	—	—	—	568
Goodwill	(iv)	(2,017)	—	(15)	—	—	—	(2,032)
Provisions	(v)	(16,771)	—	(129)	—	—	—	(16,900)
Warrants	(vii)	73,891	—	566	(132,225)	—	—	(57,768)
Derecognition of financial liabilities	(viii)	(7,868)	—	(59)	—	—	—	(7,927)
Other		(35)	—	—	—	—	—	(35)
As reported under IFRS - September 30, 2019		186,941	384,274	9,714	—	6,504	29,510	616,943

The following is a reconciliation of the Partnership's equity reported in accordance with previous GAAP to its equity reported in accordance with IFRS at December 31, 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		PARTNER'S EQUITY
		LIMITED PARTNERS
	Note	Common Units and Additional Paid-in Capital $	Preferred Units $	General Partner $	Warrants $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
As reported under previous GAAP - December 31, 2019		505,394	384,274	12,164	132,225	4,410	33,599	1,072,066
Transitional adjustments increasing (decreasing) reported amount:
Vessels and equipment	(i)	(478,567)	—	(3,670)	—	—	(3,805)	(486,042)
Advances on newbuilding contracts	(ii)	39,778	—	305	—	—	—	40,083
Equity-accounted investments	(iii)	(2,389)	—	(20)	—	—	—	(2,409)
Goodwill	(iv)	(2,017)	—	(15)	—	—	—	(2,032)
Provisions	(v)	(16,771)	—	(129)	—	—	—	(16,900)
Warrants	(vii)	131,221	—	1,004	(132,225)	—	—	—
Derecognition of financial liabilities	(viii)	(6,816)	—	(51)	—	—	—	(6,867)
Other		(96)	—	(1)	—	—	—	(97)
As reported under IFRS - December 31, 2019		169,737	384,274	9,587	—	4,410	29,794	597,802

(i)Vessels and equipment - Under the Partnership's previous GAAP, vessels and equipment were measured at cost less accumulated depreciation and adjusted for impairments. As part of the transition to IFRS, the Partnership elected to apply the fair value as deemed cost optional exemption to its vessels and equipment as at the Transition Date. The decrease in equity is the net difference between the fair value of vessels and equipment used as a deemed cost and the carrying amounts under the Partnership's previous GAAP.

IFRS requires the Partnership to componentize amounts initially recorded in respect of vessels and equipment into their significant components and depreciate each component separately over its expected useful life to its estimated residual value. The Partnership identified additional components relating to its FPSO units, FSO units and Towage vessels, which resulted in a higher depreciation and amortization expense compared to the Partnership's previous GAAP.

Under the Partnership's previous GAAP, vessels and equipment were tested for impairment by first comparing the undiscounted cash flows generated by the asset or cash generating unit to the carrying amount. If this test indicated an impairment, the amount of the impairment was then calculated by comparing the discounted cash flows or appraised values to the carrying amount of the asset or cash generating unit. Under IFRS, an impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the value in use, is less than the carrying value of the asset or cash generating unit, whereby the estimated fair value is either the discounted cash flows generated or an appraised value. As a result, the Partnership recorded impairment expenses on additional vessels and equipment under IFRS, when compared to its previous GAAP.

(ii)Advances on newbuilding contracts - Under the Partnership's previous GAAP, advances on newbuilding contracts were measured at cost. As part of the transition to IFRS, the Partnership elected to apply the fair value as deemed cost optional exemption to its advances on newbuilding contracts as at the Transition Date. The increase in equity is the net difference between the fair value used as deemed cost and the carrying amount under the Partnership's previous GAAP. When the vessels and equipment are delivered to the Partnership, this associated increase in the advances in newbuildings balance will be depreciated on a straight-line basis over the vessel and equipment's expected useful life to their estimated residual value.

(iii)Equity-accounted investments - The Partnership's equity-accounted investments, which are all joint ventures, transitioned to IFRS at a date earlier than the Transition Date for the Partnership. The Partnership elected the apply the optional exemption to measure the assets and liabilities in its equity-accounted investments at their carrying amount, after adjusting for equity accounting adjustments and differences in accounting policies. This exemption was applied by the Partnership as at the Transition Date and in all subsequent periods.

(iv)Goodwill - As at the Transition Date, the Partnership determined that the carrying amount of goodwill associated with its Towage segment was $nil.

(v)Provisions - Estimates for provisions made by the Partnership under its previous GAAP were reassessed under IFRS, which requires a lower threshold for recognition and requires the recognition of the mid-point of a range of estimates in situations where no single outcome within the range represents the best outcome. As at the Transition Date, the provisions recognized by the Partnership decreased equity by $16.9 million when compared to its previous GAAP.

(vi)Off-market contract - As at the Transition Date, the carrying amount of an off-market contract liability pertaining to the Piranema Spirit FPSO unit was derecognized under IFRS due to the requirement to offset the off-market contract against the cost of the vessel

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
and equipment under IFRS and the Partnership's election to apply the fair value as deemed cost optional exemption to its vessels and equipment as at the Transition Date.

(vii)Warrants - Warrants which the Partnership had previously issued were recorded at their fair value or relative fair value as at the date of issuance and were classified as an equity instrument under the Partnership's previous GAAP. As at the Transition Date, the Partnership classified these warrants as financial liability derivative instruments, which are measured at fair value through profit or loss under IFRS. This classification was applied by the Partnership as at the Transition Date and in all subsequent periods for which the warrants existed.

(viii)Derecognition of financial liabilities - The Partnership has applied the derecognition requirements in IFRS 9 - Financial Instruments prospectively to transactions occurring on or after the Transition Date, but not retrospectively to financial liabilities already derecognized prior to the Transition Date. Under IFRS, the amortized cost of a modified financial liability, in which the terms of the financial liability are not determined to be substantially modified, is recalculated as the present value of the estimated future contractual cash flows, discounted at the original effective interest rate. The resulting gains or losses are recognized in profit or loss. Under the Partnership's previous GAAP, such gains or losses were not recognized.

e.Reconciliation of Net Income and Comprehensive Income from previous GAAP to IFRS

The following is a reconciliation of the Partnership's net income (loss) and comprehensive income (loss) reported in accordance with its previous GAAP to its net income (loss) and comprehensive income (loss) in accordance with IFRS for the three and nine months ended September 30, 2019 and the year ended December 31, 2019:

	Note	Three months ended September 30, 2019	Nine months ended September 30, 2019	Year ended December 31, 2019
Net income (loss) as reported under previous GAAP		(34,769)	(65,346)	(350,895)
Transitional adjustments increasing (decreasing) reported net income (loss):
Vessels and equipment	(i)	4,904	(58,295)	162,366
Equity-accounted investments	(ii)	1,109	3,951	974
Off-market contract	(iii)	—	(15,062)	(15,062)
Warrants	(iv)	7,090	(7,255)	50,513
Derecognition of financial liabilities	(v)	(2,824)	(7,927)	(6,867)
Other		51	(35)	(96)
Total adjustments		10,330	(84,623)	191,828
Net income (loss) as reported under IFRS		(24,439)	(149,969)	(159,067)
Attributable to:
Limited partners - common units		(31,102)	(164,133)	(181,424)
General partner		(237)	(1,257)	(1,384)
Limited partners - preferred units		8,038	24,114	32,150
Non-controlling interests in subsidiaries		(1,138)	(8,693)	(8,409)

	Three months ended September 30, 2019	Nine months ended September 30, 2019	Year ended December 31, 2019
Other comprehensive income (loss) as reported under previous GAAP	(35,157)	(66,203)	(353,846)
Transitional adjustments increasing (decreasing) reported comprehensive income (loss):
Adjustments in net income (loss)	10,330	(84,623)	191,828
Other comprehensive income (loss) as reported under IFRS	(24,827)	(150,826)	(162,018)
Attributable to:
Limited partners - common units	(31,487)	(164,983)	(184,353)
General partner	(240)	(1,264)	(1,406)
Limited partners - preferred units	8,038	24,114	32,150
Non-controlling interests in subsidiaries	(1,138)	(8,693)	(8,409)

(i)Vessels and equipment - The Partnership elected to apply the fair value as deemed cost optional exemption to its vessels and equipment as at the Transition Date. The lower carrying values from this election decreased the related depreciation and amortization and impairment expense - net.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
Additionally, certain significant components identified are depreciated over a shorter estimated useful life and impairment expenses, net were also impacted by a lower impairment recognition threshold under IFRS compared to the Partnership's previous GAAP. Both of these adjustments resulted in an increase in the related depreciation and amortization and impairment expense - net.

(ii)Equity-accounted investments - The difference in net income (loss) reflects the impact of the Partnership adopting the IFRS carrying values of its equity-accounted investments after adjusting for equity accounting adjustments and differences in accounting policies.

(iii)Off-market contract - As described in Note 3(d)(vi), the carrying amount of the off-market contract liability recognized by the Partnership under its previous GAAP was derecognized as at the Transition Date to IFRS.

(iv)Warrants - As described in Note 3(d)(vii), under IFRS, the Partnership measured its warrants as financial liability derivative instruments, which are measured at fair value through profit or loss. The effect on net income (loss) relates to the fair value adjustments in the periods subsequent to the Transition Date to IFRS.

(v)Derecognition of financial liabilities - As described in Note 3(d)(viii), under IFRS, a modification gain or loss is recognized on non-substantially modified financial liabilities. The effect on net income (loss) relates to the recognition of the modification gain or loss and the related amortization over the term of the modified financial liability.

f.Reconciliation of Cash Flows from previous GAAP to IFRS

The following items are the differences in the Partnership's unaudited interim condensed consolidated statements of cash flows reported in accordance with its previous GAAP compared to in accordance with IFRS:

(i)Net income (loss) - Includes the differences in net income (loss) between the Partnership's previous GAAP and IFRS as described in Note 3(e) for the nine months ended September 30, 2019.

(ii)Dry-docking expenditures - Under the Partnership's previous GAAP, dry-dock expenditures were presented as an operating activity. Under IFRS, the Partnership has presented expenditures capitalized during the period a vessel is drydocked as an investing activity and expenditures expensed during the period a vessel is drydocked as an operating activity.

(iii)Lease liability repayments - Under the Partnership's previous GAAP, lease liability repayments were presented as an operating activity. Under IFRS, the lease liability repayments relating to the principal portion of the lease liability are presented as a financing activity.

(iv)Restricted cash - Under the Partnership's previous GAAP, the unaudited interim condensed consolidated statement of cash flows was required to explain the change during the period of the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Under IFRS, the unaudited interim condensed consolidated statement of cash flows explains the change during the period of cash and cash equivalents, and the Partnership has presented the movement in restricted cash as an investing activity.

4.Fair Value of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles, or internal or external valuation models, such as discounted cash flow analysis, maximizing observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Partnership looks primarily to external readily observable market inputs such as interest rate yield curves and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss (or FVTPL) are carried at fair value in the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

The following tables provide the details of financial instruments and their associated classifications as at September 30, 2020, December 31, 2019 and January 1, 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	September 30, 2020			December 31, 2019
Measurement Basis	FVTPL $	Amortized cost $	Total $	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	236,911	236,911	—	199,388	199,388
Financial assets (current and non-current)	2,632	67,641	70,273	1,123	106,869	107,992
Accounts and other receivable, net (current and non-current) (1)	—	241,621	241,621	—	215,951	215,951
Other assets (current and non-current) (2)	—	61,870	61,870	—	3,875	3,875
Total	2,632	608,043	610,675	1,123	526,083	527,206
Financial liabilities
Accounts payable and other (3)	—	116,798	116,798	—	124,684	124,684
Other financial liabilities (current and non- current) (4)	219,050	70,794	289,844	162,178	24,030	186,208
Due to related parties (current and non-current)	—	144,243	144,243	—	21,306	21,306
Borrowings (current and non-current)	—	3,240,030	3,240,030	—	3,184,512	3,184,512
Total	219,050	3,571,865	3,790,915	162,178	3,354,532	3,516,710

(1)Excludes tax receivable of $4.7 million as at September 30, 2020 (December 31, 2019 - $6.2 million).
(2)Includes investments in finance leases. Refer to Note 9 below.
(3)Includes accounts payable and lease liabilities. Refer to Note 14 below.
(4)Includes derivative instruments, obligations relating to finance leases and other financial liabilities. Refer to Note 17 below.

	January 1, 2019
Measurement Basis	FVTPL $	Amortized cost $	Total $
Financial assets
Cash and cash equivalents	—	225,040	225,040
Financial assets (current and non-current) (1)	3,103	8,540	11,643
Accounts and other receivable, net (current and non-current) (2)	—	176,948	176,948
Due from related parties (current and non-current)	—	59,834	59,834
Other assets (current and non-current) (3)	—	4,793	4,793
Total	3,103	475,155	478,258
Financial liabilities
Accounts payable and other (4)	—	36,624	36,624
Other financial liabilities (current and non-current) (1)	168,157	—	168,157
Due to related parties (current and non-current)	—	183,795	183,795
Borrowings (current and non-current)	—	3,097,742	3,097,742
Total	168,157	3,318,161	3,486,318

(1)Refer to Derivative Financial Instruments in Note 17 below.
(2)Excludes tax receivable of $3.3 million.
(3)Includes investments in finance leases. Refer to Note 9 below.
(4)Includes accounts payable and lease liabilities. Refer to Note 14 below.

The fair value of all financial assets and liabilities as at September 30, 2020 approximated their carrying values, with the exception of the borrowings, where fair value which was determined using Level 1 and Level 2 inputs and resulted in a fair value of $3,184 million (December 31, 2019: $3,206 million and January 1, 2019: $3,060 million) versus a carrying value of $3,240 million (December 31, 2019: $3,185 million and January 1, 2019 $3,098 million). The fair value of the Partnership’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analysis based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Fair value hierarchical levels - financial instruments

There were no transfers between levels during the three and nine months ended September 30, 2020, nor during the year ended December 31, 2019. The following table categorizes financial assets and liabilities, which are carried at fair value through profit or loss on a recurring basis, based upon the level of input as at September 30, 2020, December 31, 2019 and January 1, 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	September 30, 2020			December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Derivative instruments	—	2,632	—	—	1,123	—
Total	—	2,632	—	—	1,123	—
Financial liabilities
Derivative instruments	—	219,050	—	—	162,178	—
Total	—	219,050	—	—	162,178	—

	January 1, 2019
	Level 1	Level 2	Level 3
	$	$	$
Financial assets
Derivative instruments	—	3,103	—
Total	—	3,103	—
Financial liabilities
Derivative instruments	—	117,644	50,513
Total	—	117,644	50,513

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Asset / Liability	Carrying value			Valuation Techniques and Key Inputs
	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Derivative instruments	(216,418)	(161,055)	(114,541)	The fair value of derivative instruments incorporates observable forward exchange rates and forward interest rates from observable yield curves, respectively, at the end of the reporting period, and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows.
The fair value of Level 3 financial assets and liabilities is determined using valuation models which require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the Partnership uses observable external market inputs such as price volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

Type of Asset / Liability	Carrying value			Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Warrants(1)	—	—	(50,313)	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value
(1)Included in derivative instruments. See Note 17 for additional information.

The following table presents the change in the balance of financial liabilities classified as Level 3 as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Opening balance at beginning of year	—	50,513
Fair value change recorded in unrealized gain (loss) on derivative instruments	—	(50,513)
Closing balance at end of period	—	—

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

5.Financial Assets

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current
Restricted cash(1)	40,722	106,869	8,540
Derivative instruments(2)	2,632	1,123	1,028
Total current	43,354	107,992	9,568
Non-current
Restricted cash(1)	26,919	—	—
Derivative instruments(2)	—	—	2,075
Total non-current	26,919	—	2,075
(1)Restricted cash as at September 30, 2020 includes amounts held in escrow related to sale of a vessel, a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments (December 31, 2019 - amounts held in escrow for a shuttle tanker newbuilding yard installment payment, a guarantee for certain operating expenses, funds for scheduled loan facility repayments, withholding taxes and office lease prepayments. January 1, 2019 - amounts held in escrow as collateral on the Partnership's cross currency swaps, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.
(2)See Note 17 for additional information

6.Accounts and Other Receivable, Net

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current
Accounts receivable - trade	195,269	170,357	135,527
Accounts receivable - non-trade (1)	21,000	21,000	—
Other non-trade receivable	11,406	13,468	8,183
Total current	227,675	204,825	143,710
Non-current
Accounts receivable - non-trade (1)	18,636	17,276	36,536
Total non-current	18,636	17,276	36,536
(1)Accounts receivable - non-trade relates to a settlement agreement with respect to various disputes relating to previously-terminated charter contracts for the HiLoad DP unit and the Arendal Spirit UMS payable in two separate installments due by the end of 2020 and the the end of 2021, respectively.

7.Vessels and Equipment Classified as Held for Sale

		September 30, 2020	December 31, 2019	January 1, 2019
Vessel	Segment	$	$	$
Pattani Spirit (1)	FSO Segment	—	—	4,528
Nordic Spirit (1)	Shuttle Tanker Segment	—	—	8,000
Petrojarl Cidade de Rio das Ostras (1)	FPSO Segment	—	2,374	—
Navion Hispania (1)	Shuttle Tanker Segment	—	7,000	—
Stena Sirita (1)	Shuttle Tanker Segment	—	6,000	—
Apollo Spirit	FSO segment	3,400	—	—
Navion Anglia	Shuttle Tanker Segment	4,400	—	—
		7,800	15,374	12,528

(1)Classification as a result of the expected sales of the vessels, which were completed during the second quarter of 2019 and first quarter of 2020 (see Note 8 for additional information).

The fair value of vessels and equipment classified as held for sale measured on a non-recurring basis was $7.8 million and $15.4 million as at September 30, 2020 and December 31, 2019, respectively.

8. Gain (Loss) on Dispositions, Net

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Period	Vessel	Segment	Net Proceeds	Gain (Loss) on Dispositions, Net
Q3-20	Navion Bergen	Shuttle Tanker Segment	3,385	(19)
Gain (loss) on dispositions, net for the three months ended September 30, 2020				(19)

Q2-20	HiLoad DP unit	Shuttle Tanker Segment	—	(1,388)
Q1-20	Petrojarl Cidade de Rio das Ostras (1)	FPSO Segment	2,282	(92)
Q1-20	Navion Hispania	Shuttle Tanker Segment	6,715	(385)
Q1-20	Stena Sirita	Shuttle Tanker Segment	6,055	(85)
Gain (loss) on dispositions, net for the nine months ended September 30, 2020				(1,969)

Q2-19	Pattani Spirit	FSO Segment	15,741	11,213
Q2-19	Alexita Spirit	Shuttle Tanker Segment	8,700	835
Q2-19	Nordic Spirit	Shuttle Tanker Segment	8,900	500
Gain (loss) on dispositions, net for the nine months ended September 30, 2019				12,548

9.Other Assets

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current
Prepayments	26,901	29,887	32,198
Investment in finance leases	8,008	990	858
Contract assets(1)	7,015	3,816	7,926
Other assets	—	732	261
Total current	41,924	35,425	41,243
Non-current
Investment in finance leases	53,862	2,885	3,935
Right-of-use assets(2)	49,399	68,019	20,200
Contract assets(1)	64,042	79,896	66,905
Other assets	54,879	68,013	94,151
Total non-current	222,182	218,813	185,191
(1)See Note 16 for additional information
(2)See Note 10 for additional information

10.Right-of-use Assets and Lease Liabilities

	September 30, 2020	December 31, 2019
	$	$
Gross Carrying Amount
Opening balance at beginning of year	75,104	20,200
Additions (cash and non-cash)	757	56,854
Dispositions	(14,227)	(1,950)
Closing balance at end of period	61,634	75,104
Accumulated Depreciation
Opening balance at beginning of year	(7,085)	—
Depreciation expense	(14,989)	(13,369)
Dispositions	9,839	6,284
Closing balance at end of period	(12,235)	(7,085)
Net book value	49,399	68,019

As at September 30, 2020, December 31, 2019 and January 1, 2019, the Partnership's right-of-use assets were as follows:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

				As at September 30, 2020
	September 30, 2020	December 31, 2019	January 1, 2019	Weighted-average remaining lease term	Weighted-average implicit interest rate
	$	$	$	(years)	(%)
Vessels and equipment	35,389	52,852	10,545	3.3	5.3%
Office leases	14,010	15,167	9,655	5.6	5.5%
Total	49,399	68,019	20,200

Lease related items for which the Partnership was a lessee for the three and nine months ended September 30, 2020, were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Amounts recognized in profit and loss
Depreciation expense on right-of-use vessels and equipment	4,623	2,405	13,181	7,038
Depreciation expense on right-of-use office leases	621	810	1,808	2,109
Interest expense on lease liabilities	657	244	2,285	808
Short-term lease expense	—	2,821	—	11,904
	5,901	6,280	17,274	21,859

As at September 30, 2020, the undiscounted contractual maturities of the Partnership's lease liabilities were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Lease liabilities	53.8	15.0	14.7	14.6	5.2	1.9	2.4

11.Vessels and Equipment

	September 30, 2020	December 31, 2019
	$	$
Gross carrying amount:
Opening balance at beginning of year	3,531,827	3,548,501
Additions	29,506	32,895
Dispositions(1)	(21,720)	(13,869)
Transferred from advances on newbuilding contracts	543,131	—
Vessels and equipment reclassified as held for sale(2)	(38,590)	(35,700)
Closing balance at end of period	4,044,154	3,531,827
Accumulated Depreciation and Impairment:
Opening balance at beginning of year	(506,111)	—
Depreciation and amortization(3)	(217,881)	(339,981)
Impairment expense, net(4)	(169,451)	(179,759)
Dispositions (1)	12,471	1,244
Vessels and equipment reclassified as held for sale(2)	18,774	12,385
Closing balance at end of period	(862,198)	(506,111)
Net book value	3,181,956	3,025,716
(1)Includes the sale of vessels and the replacement of certain components of vessels and equipment.
(2)Vessels and equipment that were reclassified as held for sale and subsequently disposed. See Note 7 for additional information.
(3)Excludes depreciation and amortization on the Partnership's right-of-use assets. See Note 10 for additional details.
(4)See below for additional information. Excludes impairment expense on vessels and equipment classified as held for sale during the nine months ended September 30, 2020 and year ended December 31, 2019.

The sale and leaseback transactions in 2019 were classified as financing arrangements and did not result in derecognition of the underlying vessels and equipment as control was retained by the Partnership (see Note 12 for additional information).

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Impairment expense, net

Period	Vessel	Segment	Event	Fair Value Hierarchical Level	Valuation Techniques and Key Inputs	Impairment Expense $
Q3 2020(1)	Apollo Spirit	FSO	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	1,620
Q3 2020(1)	Navion Anglia	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	3,100
Impairment expense, net for the three months ended September 30, 2020						4,720
Q2 2020(1)	Dampier Spirit	FSO	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	6,685
Q2 2020	Navion Bergen	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	1,715
Q1 2020	ALP Forward	Towage	Change in the expected earnings of the vessels	Level 3	Discounted cash flow valuation	8,361
Q1 2020	ALP Winger	Towage				12,479
Q1 2020	ALP Ippon	Towage				1,360
Q1 2020	ALP Ace	Towage				731
Q1 2020	Petrojarl I	FPSO	Change in the expected earnings of the vessel	Level 3	Discounted cash flow valuation	42,367
Q1 2020	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	27,202
Q1 2020	Petrojarl Knarr	FPSO	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	56,599
Q1 2020	Navion Stavanger	Shuttle Tanker	Change in expected earnings of the vessel	Level 3	Discounted cash flow valuation	3,606
Q1 2020	Navion Gothenburg	Shuttle Tanker	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	16,772
Q1 2020	Navion Bergen	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	2,400
Impairment expense, net for the nine months ended September 30, 2020						184,997
Q3 2019(2)	Stena Sirita	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	1,506
Impairment expense, net for the three months ended September 30, 2019						1,506
Q2 2019	Arendal Spirit	UMS	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	11,487
Q2 2019	Petrojarl Varg	FPSO	Change in future redeployment assumptions	Level 3	Discounted cash flow valuation	33,991
Q2 2019	Navion Gothenburg	Shuttle Tanker	Significant repairs required to continue operations	Level 3	Discounted cash flow valuation	12,304
Q2 2019(2)	Petrojarl Cidade de Rio das Ostras	FPSO	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	506
Q2 2019(2)	Navion Hispania	Shuttle Tanker	Expected sale of the vessel	Level 2	Fair value less cost to sell using an appraised valuation	1,532
Impairment expense, net for the nine months ended September 30, 2019						61,326

(1)Vessels and equipment were classified as held for sale as at September 30, 2020.
(2)Vessels and equipment were classified as held for sale as at December 31, 2019.

The fair value of vessels and equipment measured on a non-recurring basis was $nil and $177.0 million as at September 30, 2020 and December 31, 2019, respectively.

The following table summarizes the significant unobservable inputs used in the Level 3 fair value measurements for the discounted cash flow valuations used for the Partnership's vessels and equipment:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Period	Vessel	Segment	Period of Projected Cash Flows (years)	Growth Rate(1) (%)	Discount Rate (%)
Q1 2020	ALP Forward	Towage	13.0	3.00	10.33
Q1 2020	ALP Winger	Towage	12.5	3.00	10.33
Q1 2020	ALP Ippon	Towage	12.0	3.00	10.33
Q1 2020	ALP Ace	Towage	11.3	3.00	10.33
Q1 2020	Petrojarl I	FPSO	3.1 - 5.1	3.00	10.13
Q1 2020	Petrojarl Varg	FPSO	1.3 - 9.8	1.00 - 2.50	9.77
Q1 2020	Petrojarl Knarr	FPSO	12.4 - 15.4	3.00	10.10
Q1 2020	Navion Stavanger	Shuttle Tanker	3.3	3.50	7.14
Q1 2020	Navion Gothenburg	Shuttle Tanker	5.9	2.50	7.14
Q2 2019	Arendal Spirit	UMS	25.6	1.60 - 2.50	11.00
Q2 2019	Petrojarl Varg	FPSO	13.0	1.00 - 2.50	10.00
Q2 2019	Navion Gothenburg	Shuttle Tanker	6.5 - 6.7	2.00	8.00

(1)The growth rates indicated in the table above are the implicit rates used in the discounted cash flow valuations, however, cash flows have been adjusted for contractual revenues and expected offhire due to repairs and maintenance or drydocking.

12.Advances on Newbuilding Contracts

	September 30, 2020	December 31, 2019
	$	$
Opening balance at beginning of year	297,100	113,796
Additions	349,502	169,704
Capitalized borrowing costs	6,196	13,600
Transferred to vessels and equipment	(543,131)	—
Closing balance at end of period	109,667	297,100

As at September 30, 2020, the Partnership had entered into shipbuilding contracts for the construction of seven shuttle tanker newbuildings for an estimated fully built up cost of $971.5 million. Four of these vessels have been delivered to the Partnership and the remaining three vessels are expected to be delivered through 2022. As at September 30, 2020, gross payments made towards these commitments were $701.5 million. The Partnership has secured $628.0 million of borrowings or long-term financing under sale and leaseback transactions relating to these shuttle tanker newbuildings (see Notes 17 and 18 for additional information).

As at September 30, 2020, the contractual maturities of the Partnership's obligations under its newbuilding contracts were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Newbuilding contracts	270.0	196.2	73.8	—	—	—	—

As at September 30, 2020, the contractual maturities of the Partnership's obligations relating to the finance leases under the sale and leaseback transactions were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Obligations related to finance leases	69.2	6.8	11.3	11.3	11.3	11.3	17.2

13.Equity Accounted Investments

The Partnership has investments in joint ventures whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement.

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture between the Partnership and Ocyan S.A. (or Ocyan), which was converted to an FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at September 30, 2020 had an outstanding balance of $543.5 million (December 31, 2019 - $586.5 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $496.6 million

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
as at September 30, 2020 (December 31, 2019 - $536.1 million), which amortize quarterly over the term of the agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.52%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

In June 2013, the Partnership acquired a 50% interest in OOG-TKP FPSO GmbH & Co KG, a 50/50 joint venture between the Partnership and Ocyan, which owns the Cidade de Itajai FPSO unit currently operating in Brazil. Included in the joint venture is an eight-year loan facility, which as at September 30, 2020 had an outstanding balance of $71.6 million (December 31, 2019 - $105.9 million). The interest payments of the loan facility are based on LIBOR, plus a margin of 2.45%. The final payment under the loan facility is due October 2021. In addition, the joint venture entered into ten-year and nine-year interest rate swap agreements with an aggregate notional amount of $71.5 million as at September 30, 2020 (December 31, 2019 - $105.9 million), which amortize semi-annually over the term of the agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.49%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.

14.Accounts Payable and Other

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current
Accounts payable	68,546	56,699	16,423
Accrued liabilities	135,065	133,435	122,428
Provisions(3)	18,303	7,540	7,468
Deferred revenues(1)	82,251	53,728	55,750
Lease liabilities(2)	12,547	21,216	11,411
Total current	316,712	272,618	213,480
Non-current
Deferred revenues(1)	25,270	84,077	145,852
Lease liabilities(2)	35,705	46,769	8,790
Provisions(3)	60,179	60,366	78,992
Decommissioning liability(4)	33,998	31,420	29,302
Other	416	27	1,796
Total non-current	155,568	222,659	264,732
(1)See Note 16 for additional information.
(2)See Note 10 for additional information.
(3)See Note 15 for additional information.
(4)Decommissioning liability relates to the Partnership’s requirement to remove the sub-sea mooring and riser system associated with the Randgrid FSO unit and restore the environment surrounding the facility. The liability represents the estimated cost to remove this equipment and restore the environment and takes into account the estimated timing of the cost to be incurred in future periods. The liability for the three and nine months ended September 30, 2020 was determined using a risk-free rate between 0.3% and 0.4% (three and nine months ended September 30, 2019: 1.6% and 2.5%) and an inflation rate of 2.5% (three and nine months ended September 30, 2019: 2.5%).

15. Provisions and Contingencies

	September 30, 2020	December 31, 2019
	$	$
Opening balance at beginning of year	67,906	86,460
Additional provisions recognized	11,439	2,161
Reduction arising from payments / derecognition	(863)	(20,715)
Closing balance at end of period	78,482	67,906

a)In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit UMS, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.

The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

As at September 30, 2020, the Partnership's subsidiaries have accrued $57.6 million in the aggregate related to the above claims related to Logitel from COSCO.

b)During 2019, certain entities and individuals, which together claim to have held approximately 5,000,000 of the Partnership’s common units, filed complaints in the United States District Court for the Southern District of New York naming as defendants the Partnership, the general partner, current and former members of the board of directors of the general partner, certain senior management of the Partnership, Brookfield and Brookfield Asset Management Inc. In October 2019, a joint stipulation was filed by the plaintiffs to consolidate the separate complaints. The plaintiffs purported to assert claims on behalf of a class of holders of the Partnership’s common units in relation to Brookfield’s unsolicited non-binding proposal, made in May 2019, pursuant to which Brookfield would acquire all of the Partnership’s issued and outstanding common units that Brookfield did not already own in exchange for $1.05 in cash per common unit. On October 1, 2019, the Partnership entered into an agreement with Brookfield to acquire by merger all of the outstanding publicly held common units not already held by Brookfield in exchange for $1.55 in cash per common unit (or, as an alternative, other equity consideration) and on January 22, 2020, Brookfield completed the merger of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield (see Note 21 for additional information). On January 28, 2020 the same plaintiffs filed an amended complaint in which the plaintiffs purport to allege further claims in respect of the merger process and the ultimate agreed consideration of $1.55 in cash per common unit or alternative equity consideration.

The complaints allege breaches of the Partnership’s limited partnership agreement and, in the alternative, breaches of an implied covenant of good faith and fair dealing. The complaints seek damages in an unspecified amount and an award to the plaintiffs of their costs and expenses incurred in the action, including their attorneys’ fees. The Partnership believes that there is no merit to these claims.

16.Contracts in Progress

Contract Assets and Liabilities

Certain customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and are presented within accounts payable and other as deferred revenues until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This results in such receipts being reflected as a contract asset that is presented within other assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in the latter periods of the arrangements. The following table presents the contract assets and contract liabilities on the Partnership's unaudited interim condensed consolidated statements of financial position associated with these long-term charter arrangements from contracts with customers:

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Contract assets
Current	7,015	3,816	7,926
Non-current	64,042	79,896	66,905
	71,057	83,712	74,831

Contract liabilities
Current	82,251	53,728	55,750
Non-current	25,270	84,077	145,852
	107,521	137,805	201,602

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

During the three and nine months ended September 30, 2020, the Partnership recognized revenue of $7.7 million and $38.6 million, respectively (three and nine ended September 30, 2019 - $11.4 million and $41.1 million, respectively), which was included in contract liabilities on December 31, 2019 (January 1, 2019).

17.Other Financial Liabilities

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current
Derivative instruments	199,074	18,956	23,290
Obligations relating to finance leases(1)	3,924	255	—
Other	1,643	2,486	—
Total current	204,641	21,697	23,290
Non-current
Derivative instruments	19,976	143,222	144,867
Obligations relating to finance leases(1)	65,227	21,289	—
Total non-current	85,203	164,511	144,867
(1)See Note 12 for additional information. The financing liability accrues interest at a fixed rate of 5.5% until the related newbuilding vessels are delivered to the Partnership.

Derivative Financial Instruments

The Partnership’s activities expose it to a variety of financial risks, including credit risk, liquidity risk, currency risk and interest rate risk. The Partnership selectively uses derivative financial instruments principally to manage certain of these risks.

The aggregate amount of the Partnership's derivative financial instrument positions is as follows:

	September 30, 2020		December 31, 2019		January 1, 2019
	Financial Asset	Financial Liability	Financial Asset	Financial Liability	Financial Asset	Financial Liability
	$	$	$	$	$	$
Interest rate swaps	—	218,297	—	161,630	3,103	108,552
Foreign currency forward contracts	2,632	753	1,123	548	—	4,650
Cross currency swaps	—	—	—	—	—	4,442
Warrants	—	—	—	—	—	50,513
Total	2,632	219,050	1,123	162,178	3,103	168,157
Total current	2,632	199,074	1,123	18,956	1,028	23,290
Total non-current	—	19,976	—	143,222	2,075	144,867

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, any of its interest rate swaps held during the three and nine months ended September 30, 2020 and 2019 as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.

As at September 30, 2020, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability)(1) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(2)
U.S. Dollar-denominated interest rate swaps(3)(4)	LIBOR	647,368	(165,297)	7.60	4.0%
U.S. Dollar-denominated interest rate swaps(5)(6)	LIBOR	562,341	(53,000)	4.50	3.1%
		1,209,709	(218,297)
(1)Excludes accrued interest of $6.7 million.
(2)Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2020, ranged between 0.90% and 6.50%.
(3)Notional amount remains constant over the term of the swap, unless the swap is partially terminated.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
(4)Includes four interest rate swaps, which as at September 30, 2020, had a total current notional amount of $547.4 million and a total fair value liability of $163.8 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in 2021.
(5)Principal amount reduces quarterly or semi-annually.
(6)Includes one interest rate swap, which as at September 30, 2020, had a total current notional amount of $144.3 million and a total fair value liability of $30.2 million. This interest rate swaps include early termination provisions, which if exercised, would terminate this interest rate swaps in 2021.

During the three and nine months ended September 30, 2020, the effective portions of previously designated and qualifying cash flow hedges recorded in accumulated other comprehensive income during the term of the hedging relationship and reclassified to earnings and reported in interest expense were gains of $0.2 million and $0.6 million, respectively (three and nine months ended September 30, 2019 - gains of $0.2 million and $0.5 million, respectively).
As at September 30, 2020, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s unaudited interim condensed consolidated statements of financial position. As at September 30, 2020, these derivatives had an aggregate fair value asset amount of $2.6 million and an aggregate fair value liability amount of $156.4 million (December 31, 2019 - an aggregate fair value asset amount of $1.1 million and an aggregate fair value liability amount of $118.2 million, January 1, 2019 - an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $91.1 million).

Total realized and unrealized gain (loss) on the Partnership's derivative financial instruments that are not designated, for accounting purposes, as hedges are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the unaudited interim condensed consolidated statements of income (loss) for the three and nine months ended September 30, 2020 and 2019 as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Realized gain (loss) on derivative instruments
Interest rate swaps	(14,244)	(12,900)	(45,887)	(19,344)
Foreign currency forward contracts	675	(1,242)	(2,439)	(3,559)
	(13,569)	(14,142)	(48,326)	(22,903)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	14,174	(12,294)	(56,667)	(78,919)
Foreign currency forward contracts	1,822	(1,164)	1,304	1,993
Warrants (1)	—	7,090	—	(7,255)
	15,996	(6,368)	(55,363)	(84,181)
Total realized and unrealized gain (loss) on derivative instruments	2,427	(20,510)	(103,689)	(107,084)
(1)See below for additional information.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Information Regarding Derivative Financial Instruments

Series D Detachable Warrants

In June 2016, the Partnership issued 4,500,000 warrants with an exercise price of $4.55 per unit (the $4.55 Warrants) and 2,250,000 warrants with an exercise price of $6.05 per unit (the $6.05 Warrants) (collectively, the Warrants) to a group of investors and subsidiaries of
Teekay Corporation.

In September 2017, the exercise price of the $6.05 Warrants was reduced to $4.55 per unit. As at December 31, 2019, the Warrants had a seven-year term and were exercisable any time after six months following their issuance date. The Warrants could be settled either in cash or common units at the Partnership’s option.

The Warrants were classified as derivative financial instruments in the Partnership's unaudited interim condensed consolidated statement of financial position with 6,750,000 Warrants outstanding at December 31, 2019.

On January 22, 2020, Brookfield completed the Merger (see Note 20 for additional information) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. As a result of this transaction, and the fact that the exercise price of each of the outstanding Warrants exceeded the cash consideration of $1.55 per common unit, each of the Warrants was automatically canceled and ceased to exist. No consideration was delivered in respect thereof.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
As at December 31, 2019, as a result of the pending Merger, the fair value measurement of the Warrants using Level 3 unobservable inputs was $nil.

Brookfield Warrants

In September 2017, the Partnership issued to Brookfield and Teekay Corporation 62.4 million and 3.1 million warrants, respectively (the Brookfield Warrants), with each warrant exercisable for one common unit. As part of a separate transaction, Brookfield concurrently transferred 11.4 million Brookfield Warrants to Teekay Corporation.

The Brookfield Warrants entitled the holders to acquire one common unit for each Brookfield Warrant for an exercise price of $0.01 per common unit, which was exercisable until September 25, 2024 if the Partnership's common unit volume-weighted average price was equal to or greater than $4.00 per common unit for 10 consecutive trading days.

In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% of ownership interests in the Partnership's general partner from an affiliate of Teekay Corporation in exchange for 1.0 million Brookfield Warrants. In May 2019, Brookfield acquired all of Teekay Corporation's remaining interests in the Partnership including 17.3 million common unit equivalent warrants.

As at December 31, 2019, Brookfield held all of the 65.5 million Brookfield Warrants.

On January 22, 2020, Brookfield completed the Merger (see Note 20 for additional information) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield. As a result of this transaction, and the fact that the exercise price of each of the outstanding Brookfield Warrant exceeded the cash consideration of $1.55 per common unit, each of the Brookfield Warrants was automatically canceled and ceased to exist. No consideration was delivered in respect thereof.

As at December 31, 2019, as a result of the pending Merger, the fair value measurement of the Brookfield Warrants using Level 3 unobservable inputs was $nil.

The following table presents the notional amounts underlying the Partnership's derivative financial instruments by term to maturity as at September 30, 2020:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Fair value through profit or loss
Interest rate swaps	1,209.7	764.2	423.5	3.8	3.8	3.8	10.6
Foreign currency forward contracts	57.0	57.0	—	—	—	—	—
Total	1,266.7	821.2	423.5	3.8	3.8	3.8	10.6

18.Borrowings

				Weighted average term			Weighted average rate
	September 30, 2020	December 31, 2019	January 1, 2019	September 30, 2020	December 31, 2019	January 1, 2019	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$	(years)	(years)	(years)	(%)	(%)	(%)
Revolving Credit __Facilities	458,000	513,200	523,125	3.31	4.05	3.44	2.84	4.50	5.82
Term Loans	1,456,439	1,399,309	1,443,125	5.62	5.79	6.04	2.75	4.12	4.76
Public Bonds	1,150,876	1,075,000	1,034,769	2.81	3.47	3.99	7.90	8.18	7.96
Non-Public Bonds	215,335	241,145	141,158	5.21	5.88	5.07	6.08	5.98	4.88
Total	3,280,650	3,228,654	3,142,177	4.28	4.75	4.89	4.79	5.67	6.00
Less: deferred financing __costs and other	(40,620)	(44,142)	(44,435)
Total borrowings	3,240,030	3,184,512	3,097,742
Less current portion	(346,865)	(353,238)	(554,336)
Long-term portion	2,893,165	2,831,274	2,543,406

Revolving Credit Facilities

As at September 30, 2020, the Partnership had two revolving credit facilities (December 31, 2019 - two, January 1, 2019 - two), which, as at such date, provided for total borrowings of up to $458.0 million (December 31, 2019 - $513.2 million, January 1, 2019 - $523.1 million), and were fully drawn (December 31, 2019 and January 1, 2019 - fully drawn).

Term Loans

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
As at September 30, 2020, the Partnership had term loans outstanding secured by 25 vessels, which totaled $1.5 billion (December 31, 2019 - secured by 24 vessels, which totaled $1.4 billion, January 1, 2019 - secured by 25 vessels, which totaled $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2032. As at September 30, 2020, the Partnership, a subsidiary of the Partnership or the other owner in the Partnership's 50%-owned subsidiaries had guaranteed all of these term loans.

In June 2020, the Partnership extended the $40.0 million commercial tranche of a credit facility relating to the financing of the Knarr FPSO until June 2023. This extension was a condition for the $390.0 million export credit agency tranche of the facility not to mature in June 2020. The related interest rate swap portfolio was also extended, until June 2022. In relation to the extensions, certain deposit arrangements and reductions in negative mark-to-market values of the interest rate swaps were agreed with the lenders.

Public and Non-Public Bonds

As at September 30, 2020, the Partnership had public bonds outstanding which totaled $1.2 billion (December 31, 2019 - $1.1 billion, January 1, 2019 - $1.0 billion) and non-public bonds outstanding which totaled $215.3 million (December 31, 2019 - $241.1 million, January 1, 2019 - $141.2 million). The public bonds have varying maturities through 2024 and the non-public bonds reduce over time with semi-annual payments and varying maturities through 2027. As at January 1, 2019, the Partnership had Norwegian Krone 86 million of senior unsecured bonds outstanding, equivalent to $10.0 million, that matured in January 2019.

In August 2020, the Partnership issued an additional $75.0 million of its senior unsecured green bonds that mature in October, 2024. These bonds were issued at 96.5% of par value of the pre-existing senior unsecured green bonds and increases the total amount outstanding to $200.0 million. The interest payments on the bonds are based on LIBOR plus a margin of 6.50%.

As at September 30, 2020, the contractual maturities of the Partnership's borrowings were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Borrowings:
Secured debt - scheduled repayments	1,334.3	298.7	241.0	216.9	177.8	123.1	276.8
Secured debt - repayments on maturity	795.5	49.4	41.8	266.1	240.5	—	197.7
Bond repayments	1,150.9	—	250.9	700.0	—	200.0	—
Total borrowings	3,280.7	348.1	533.7	1,183.0	418.3	323.1	474.5
Unsecured revolving credit facility - due to related parties(1)	176.3	—	—	—	—	176.3	—
(1)See Note 19a for additional information.

The Partnership is currently in compliance with all covenant requirements of its revolving credit facilities, term loans and bonds.

19.Related Party Transactions

The key management personnel that are principally responsible for the operations of the Partnership are as follows:

Name	Position
Ingvild Sæther	President and Chief Executive Officer, Altera Infrastructure Group Ltd.
Jan Rune Steinsland	Chief Financial Officer, Altera Infrastructure Group Ltd.
Duncan Donaldson	General Counsel, Altera Infrastructure Group Ltd.

During the three and nine months ended September 30, 2020, total compensation expenses of these three key management personnel of the Partnership were $0.3 million and $1.9 million, respectively (three and nine months ended September 30, 2019 - $0.3 million and $1.7 million, respectively).

The Partnership is a party to the following transactions with related parties:

a)As at September 30, 2020, the Partnership had an undrawn balance of $23.7 million (December 31, 2019 - $105.0 million, January 1, 2019 - $nil) relating to an unsecured revolving credit facility, which subsequent to May 8, 2019 was provided solely by Brookfield and prior to May 8, 2019 was provided by Brookfield and Teekay Corporation, which provided for borrowings of up to $125.0 million. In August 2020, the Partnership agreed to amend the existing credit facility with Brookfield, to increase the borrowings available under the unsecured revolving credit facility from $125.0 million to $200.0 million and extend its term from October 1, 2020 to October 31, 2024. The agreement provides the Partnership the option to defer interest payments of up to $25.0 million until maturity. The Partnership determined that the amendment to the unsecured revolving credit facility was a substantial modification resulting in the derecognition of the original liability and the recognition of the modified arrangement at its fair value. As the interest rate under the new modified facility was deemed to be at below market terms (the interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum, with interest payable monthly), based on the Partnerships assessment from its public bonds and preferred units, the Partnership determined that Brookfield was acting in its capacity as an equity owner and the $33.0 million

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
decrease between the carrying value of the original facility and the fair value of the modified arrangement was classified as an equity contribution in the Partnership's unaudited interim condensed consolidated statements of changes in equity. The difference between the fair value and the nominal amount of the modified arrangement will be recognized as an adjustment to interest expense over the remaining term of the loan using the effective interest rate method. Any outstanding principal balances are due on the maturity date. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at September 30, 2020, the Partnership was in compliance with these covenants.

b)On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see Note 18 for additional information). Brookfield purchased $500.0 million of these bonds and as at September 30, 2020, Brookfield held $411.3 million of these bonds (December 31, 2019 - $423.6 million, January 1, 2019 - $475.0 million), which is included in the non-current portion of borrowings on the Partnership's unaudited interim condensed consolidated statements of financial position.

The Partnership also reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Effective May 8, 2019, Teekay Corporation and its wholly-owned subsidiaries were no longer related parties of the Partnership; however, the Partnership continues to provide certain services to Teekay Corporation. During the period to May 8, 2019, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. The Partnership's related party transactions recognized in the unaudited interim condensed consolidated statements of income (loss) were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues(1)	—	—	—	42,628
Direct operating costs(2)	—	—	—	(2,535)
General and administrative expenses(3)	(170)	—	(555)	(5,862)
Interest expense(4)(5)	(10,867)	(11,774)	(31,494)	(36,465)
Realized and unrealized gain (loss) on derivative instruments(6)	—	11,881	—	(7,265)
Other income (expenses), net (7)	—	(1,949)	—	(1,949)
(1)Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees for ship management services provided by the Partnership to a subsidiary of Teekay Corporation prior to May 8, 2019.
(2)Includes ship management and crew training services provided by Teekay Corporation prior to May 8, 2019.
(3)Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and for reimbursements to Teekay Corporation for costs incurred on the Partnership’s behalf prior to May 8, 2019 and reimbursements to the general partner for costs incurred on the Partnership’s behalf.
(4)Includes interest expense of $8.7 million and $26.2 million for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $9.6 million and $29.5 million), incurred on a portion of five-year senior unsecured bonds held by Brookfield (see Note 19b for additional information).
(5)Includes interest expense of $1.2 million and $3.0 million for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $2.1 million and $7.0 million), and accretion expense of $0.9 million and $2.3 million for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $nil) incurred on the unsecured revolving credit facility provided by Brookfield and, prior to May 8,2019, Teekay Corporation (see Note 19a for additional information).
(6)Relates to unrealized gain (loss) on warrants held by Brookfield and Teekay Corporation prior to May 8, 2019 (see Note 17 for additional information).
(7)Relates to a loss on refinancing of the unsecured revolving credit facility provided by Brookfield during the three months ended September 30, 2019.

At September 30, 2020, the carrying value of amounts due to related parties totaled $144.2 million (December 31, 2019 - $21.3 million, January 1, 2019 - $183.8 million). As at September 30, 2020, the amounts due to related parties consisted only of the unsecured revolving credit facility provided by Brookfield (see Note 19a).

20.Equity

As at September 30, 2020, the Partnership's capital structure was comprised of three classes of partnership units; Class A common units, Class B common units and preferred limited partnership units, in addition to the general partnership interest. The Partnership may issue additional securities at any time and from time to time for such consideration and on such terms and conditions as the General Partner shall determine, without the approval of any Limited Partners.

Limited Partners' Rights

Significant rights of the Class A Common Unitholders include the following:

•The Class A Common Unitholders are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by the general partner’s board of directors. Upon any liquidation, dissolution or winding up of the Partnership’s affairs, whether voluntary or involuntary, the Class A Common Unitholders are entitled to receive distributions of the Partnership’s

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
assets, after it has satisfied or made provision for its debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Partnership’s preferred units) having preferential rights to receive distributions of Partnership assets.

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The Class A Common Units have no voting rights except as required by the Marshall Islands Limited Partnership Act, but only to the extent that such voting rights under such Act may not be waived.

•Class A Unitholders have certain pre-emptive rights, entitling them to purchase a portion of certain issuances of additional common units (or other securities that have rights and preferences that rank pari passu with the common units).

•The Class A Common Units are subject to certain redemption provisions in connection with any Brookfield Sales Event (as defined in the Partnership’s partnership agreement).

•No Class A Common Unitholder may sell, assign, convey, pledge, transfer or otherwise dispose of any Class A Common Units other than in connection with a Brookfield Sales Event (as defined in the Partnership's partnership agreement), and any sale, assignment, conveyance, pledge, transfer or other disposition of Class A Common Units in violation of the Partnership's partnership agreement, other than by operation of law (including intestacy), shall be null and void.

Significant rights of the Class B Common Unitholders include the following:

•Right to receive distributions of Available Cash similar to those applicable to the Class A Common Unitholders.

•No limited partner has any management power over the Partnership’s business and affairs; the general partner conducts, directs and manages the Partnership's activities.

•The Class B Common Units are entitled to vote on various matters, as specified in the Partnership’s partnership agreement.

•The general partner may be removed if such removal is approved by the Class B Common Unitholders holding at least 66.67% of the outstanding units voting as a single class, including units held by the general partner and its affiliates.

On January 22, 2020, Brookfield completed its acquisition by merger (or the Merger) of all of the outstanding publicly held and listed common units representing the Partnership's limited partner interests held by parties other than Brookfield (or unaffiliated unitholders) pursuant to an agreement and plan of merger (or the Merger Agreement) among the Partnership, the general partner and certain members of Brookfield. Under the terms of the Merger Agreement, (a) a newly formed subsidiary of Brookfield merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Brookfield and the Partnership's general partner, and (b) common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit (or the cash consideration), other than common units held by unaffiliated unitholders who elected to receive the equity consideration (as defined below). As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one of the Partnership's newly designated unlisted Class A Common Unit per common unit held immediately prior to the Merger (or the equity consideration). The Class A Common Units are economically equivalent to the Class B Common Units held by Brookfield following the Merger, but have limited voting rights and limited transferability.

At September 30, 2020, Brookfield held 100% of the Class B Common Units, representing 98.7% of the outstanding common units and 100% of the general partner interest. All of the Partnership's Class A Common Units, representing 1.3% of the Partnership’s outstanding common units, were held by entities other than Brookfield and its affiliates. At September 30, 2020, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Brookfield and its affiliates.

As a result of the Merger, the Partnership's common units that previously existed, were exchanged for either Class A Common Units or Class B Common Units. The net assets ascribed to the previously existing common units immediately preceding the Merger were allocated to the Class A Common Units or Class B Common Units based on their proportionate ownership percentages.

As a result of the Merger, each of the Partnership's outstanding warrants (the Warrants) were automatically canceled and ceased to exist. No consideration was delivered in respect thereof. Pursuant to the terms of the Merger Agreement, the Partnership's outstanding preferred units were unchanged and remain outstanding following the Merger.

Net Loss Per Limited Partner Unit

The general partner’s and common unitholders’ interests in net income (loss) are calculated as if all net income (loss) were distributed, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net loss; rather, it provides that, with respect to any quarter, the general partner may elect to distribute available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business, including, among other things, any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units. Unlike available cash, net income (loss) is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain and loss.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Limited partners’ interest in net loss per common unit – basic is determined by dividing net loss, after deducting the amount of net loss attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B and E Preferred Units by the weighted-average number of common units outstanding during the period. The limited partners' interest in net loss is allocated between the Class A and Class B limited partners' based on their proportionate ownership percentages. The limited partners’ interest in net loss per common unit – basic has been presented on an aggregate basis and includes the Class A limited partners’ interest in net loss per common unit – basic and the Class B limited partners’ interest in net loss per common unit – basic, which, if disaggregated, would not have a material effect.

For all periods presented in these unaudited interim condensed consolidated financial statements, no common unit equivalent warrants or restricted units were included in the computation of limited partners’ interest in net income (loss) per common unit - diluted, as their effect was anti-dilutive.

The weighted average number of total common units were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Weighted average number of total common units	411,148,991	410,801,717	411,148.991	410,717,223

Incentive Distribution Rights

As a result of the Merger, the general partner's incentive distribution rights, which granted the holder varying distributions based on the amount of quarterly cash distributions per common unit, were canceled and ceased to exist.

Preferred Unit Distributions

The distributions payable or paid on the preferred units for the three and nine months ended September 30, 2020 were $8.0 million and $24.1 million, respectively (three and nine months ended September 30, 2019 - $8.0 million and $24.1 million, respectively).

On October 23, 2020, the general partner of the Partnership declared the following distributions:

•Series A Preferred Units - $0.4531 per unit
•Series B Preferred Units - $0.5313 per unit
•Series E Preferred Units - $0.5547 per unit

21.Revenues

a)Revenues by type

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, CoAs, time-charter contracts, bareboat charter contracts and voyage charter contracts. All of the Partnership's revenues relate to services transferred over a period of time. During the nine months ended September 30, 2020, the Partnership also generated revenues from the operation of VOC systems on certain of the Partnership’s shuttle tankers, and from the management of three FPSO units and one FSO unit (nine months ended September 30, 2019 - three FPSO units, one FSO unit and two shuttle tankers) on behalf of the disponent owners or charterers of these assets.

The following tables contain the Partnership’s revenue for the three and nine months ended September 30, 2020 and 2019, by contract type and by segment:

Three Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
FPSO contracts	81,102	—	—	—	—	81,102
CoAs	—	50,446	—	—	—	50,446
Time charters	—	58,091	27,480	—	—	85,571
Bareboat charters	—	4,326	3,735	—	—	8,061
Voyage charters	—	7,030	—	—	16,929	23,959
Management fees and other	35,772	847	370	462	—	37,451
Total revenues	116,874	120,740	31,585	462	16,929	286,590

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
FPSO contracts	98,178	—	—	—	—	98,178
CoAs	—	43,952	—	—	—	43,952
Time charters	—	72,766	30,632	—	—	103,398
Bareboat charters	—	8,469	3,758	—	—	12,227
Voyage charters	—	6,036	—	—	16,817	22,853
Management fees and other	15,184	2,436	778	441	—	18,839
Total revenues	113,362	133,659	35,168	441	16,817	299,447

Nine Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
FPSO contracts	274,245	—	—	—	—	274,245
CoAs	—	163,576	—	—	—	163,576
Time charters	—	186,963	81,282	—	—	268,245
Bareboat charters	—	18,676	11,637	—	—	30,313
Voyage charters	—	35,783	—	—	34,359	70,142
Management fees and other	90,273	3,989	1,310	1,360	—	96,932
Total revenues	364,518	408,987	94,229	1,360	34,359	903,453

Nine Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
FPSO contracts	303,117	—	—	—	—	—	303,117
CoAs	—	139,450	—	—	—	—	139,450
Time charters	—	220,206	90,629	—	—	—	310,835
Bareboat charters	—	26,253	11,472	—	—	—	37,725
Voyage charters	—	15,997	—	—	55,519	7,972	79,488
Management fees and other	59,221	6,140	2,326	2,494	—	—	70,181
Total revenues	362,338	408,046	104,427	2,494	55,519	7,972	940,796

b)Finance leases

Leasing of certain vessels and equipment and VOC equipment are accounted for as finance leases. As at September 30, 2020, the minimum lease payments receivable under the Partnership's finance leases approximated $79.4 million (December 31, 2019 - $4.6 million), including unearned income of $17.5 million (December 31, 2019 - $0.7 million). As at September 30, 2020, future scheduled payments under the finance leases to be received by the Partnership were as follows:

	Total	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter
	(in millions of U.S. Dollars)
Finance leases	79.4	12.8	12.8	12.4	11.5	11.5	18.4

22.Direct Operating Costs

Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of revenues. The following table lists direct operating costs for the three and nine months ended September 30, 2020 and 2019 by nature:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Voyage expenses(1)	24,475	30,907	91,190	97,596
Operating expenses	69,839	53,064	191,216	178,046
Charter hire	2,678	8,627	13,737	26,900
Compensation	67,433	55,959	187,753	167,643
Total	164,425	148,557	483,896	470,185
(1)Expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

23.Segment Information

For the three and nine months ended September 30, 2020, the Partnership's operations were organized into five (nine months ended September 30, 2019 - six) operating segments: FPSO, shuttle tanker, FSO, UMS and towage. During the three months ended March 31, 2019, the Partnership redelivered its two in-chartered conventional tankers to their owners and ceased operations in the conventional tanker segment.

These operating segments are regularly reviewed by our Chief Operating Decision Maker (or CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA, which is calculated as net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization, adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps, as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership’s equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.

Adjusted EBITDA is also used by external users of the Partnership's unaudited interim condensed consolidated financial statements, such as investors and the Partnership’s controlling unitholder.

The following tables include the results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements:

Three Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	116,874	120,740	31,585	462	16,929	—	286,590
Adjusted EBITDA	58,244	61,166	20,667	(1,827)	1,184	675	140,109

Three Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	113,362	133,659	35,168	441	16,817	—	299,447
Adjusted EBITDA	75,090	67,397	23,703	(1,574)	(1,158)	(1,242)	162,216

Nine Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Eliminations	Total
Revenues	364,518	408,987	94,229	1,360	34,359	—	903,453
Adjusted EBITDA	211,531	199,625	60,729	(5,775)	(6,541)	(2,439)	457,130

Nine Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Segment	Corporate/Eliminations	Total
Revenues	362,338	408,046	104,427	2,494	55,519	7,972	—	940,796
Adjusted EBITDA	229,585	208,210	69,799	(2,142)	3,720	(1,428)	(3,559)	504,185

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in these unaudited interim condensed consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Adjusted EBITDA	140,109	162,216	457,130	504,185
Depreciation and amortization(1)	(79,049)	(84,639)	(235,189)	(273,973)
Interest expense	(48,036)	(53,675)	(142,212)	(158,029)
Interest income	190	1,776	900	4,099
Expenses and gains (losses) relating to equity-accounted __investments(2)	(10,442)	(16,787)	(53,946)	(56,516)
Impairment expense, net(3)	(4,720)	(1,506)	(184,997)	(61,326)
Gain (loss) on dispositions, net(4)	(19)	—	(1,969)	12,548
Realized and unrealized gain (loss) on derivative instruments(5)	1,752	(19,268)	(101,250)	(103,525)
Foreign currency exchange gain (loss)	(2,958)	(5,387)	(7,347)	(4,166)
Other income (expenses), net	(4,262)	(3,262)	(9,628)	(10,427)
Adjusted EBITDA attributable to non-controlling interests	2,028	2,409	10,054	8,924
Income (loss) before income tax (expense) recovery	(5,407)	(18,123)	(268,454)	(138,206)
Income tax (expense) recovery
Current	(1,639)	(1,143)	(5,240)	(4,239)
Deferred	1,091	(5,173)	560	(7,524)
Net loss	(5,955)	(24,439)	(273,134)	(149,969)
(1)Depreciation and amortization by segment for the three months ended September 30, 2020 is as follows: FPSO $23.2 million, Shuttle Tanker $41.1 million, FSO $9.8 million, UMS $0.6 million and Towage $4.4 million (three months ended September 30, 2019 - FPSO $26.1 million, Shuttle Tanker $42.5 million, FSO $10.8 million, UMS $0.8 million and Towage $4.5 million).
Depreciation and amortization by segment for the nine months ended September 30, 2020 is as follows: FPSO $70.8 million, Shuttle Tanker $118.7 million, FSO $30.5 million, UMS $1.7 million and Towage $13.5 million (nine months ended September 30, 2019 - FPSO $83.8 million, Shuttle Tanker $141.3 million, FSO $32.9 million, UMS $2.6 million and Towage $13.3 million).
(2)Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax (expense) recovery relating to equity-accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted investments and (b) expenses and gains (losses) relating to equity-accounted investments from this table equals the amount of equity-accounted income (loss) included on the Partnership's unaudited interim condensed consolidated statements of income (loss).
(3)Impairment expense, net by segment for the three months ended September 30, 2020 is as follows: Shuttle Tanker $3.1 million and FSO $1.6 million (three months ended September 30, 2019 - Shuttle Tanker $1.5 million). (see Note 11 for additional information).
Impairment expense, net by segment for the nine months ended September 30, 2020 is as follows: FPSO $126.2 million, Shuttle Tanker $27.6 million, FSO $8.3 million and Towage $22.9 million (nine months ended September 30, 2019 - FPSO $34.5 million, Shuttle Tanker $15.3 million and UMS $11.5 million). (see Note 11 for additional information).
(4)Gain (loss) on dispositions, net by segment for the nine months ended September 30, 2020 is as follows: FPSO $0.1 million and Shuttle Tanker segment $1.9 million (nine months ended September 30, 2019 - Shuttle Tanker $1.3 million and FSO $11.2 million). (see Note 8 for additional information).
(5)Excludes the realized loss on foreign currency forward contracts.

Segment Assets

For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including equity-accounted investments, attributable to each segment.

A reconciliation of the Partnership's asset by reportable operating segment as at September 30, 2020, December 31, 2019 and January 1, 2019 are as follows:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
FPSO segment	1,287,671	1,481,797	1,723,693
Shuttle tanker segment	2,164,522	1,902,811	1,864,919
FSO segment	296,735	346,854	384,768
UMS segment	100,771	100,796	137,795
Towage segment	308,334	341,826	365,778
Conventional tanker segment	—	—	4,080
Unallocated:
Cash and cash equivalents and restricted cash	304,552	306,256	233,580
Other assets	11,568	7,898	8,509
Total assets	4,474,153	4,488,238	4,723,122

Revenues from Contracts with Customers

The table below summarize the Partnership's segment revenue by geography based on the operating location of the Partnership's assets for revenues from contracts with customers for the three and nine months ended September 30, 2020 and 2019:

Three Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
Norway	59,070	25,719	4,445	462	—	89,696
Brazil	8,600	6,756	—	—	—	15,356
Netherlands	—	—	—	—	16,929	16,929
Canada	—	11,349	—	—	—	11,349
United Kingdom	7,265	—	—	—	—	7,265
Australia	—	—	3,657	—	—	3,657
Other	—	—	1,671	—	—	1,671
Total revenues from contracts with customers	74,935	43,824	9,773	462	16,929	145,923
Other revenues	41,939	76,916	21,812	—	—	140,667
Total revenues	116,874	120,740	31,585	462	16,929	286,590

Three Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
Norway	35,922	29,101	7,995	441	—	73,459
Brazil	12,832	8,170	—	—	—	21,002
Netherlands	—	—	—	—	16,817	16,817
Canada	—	11,130	—	—	—	11,130
United Kingdom	14,712	2,454	—	—	—	17,166
Australia	—	—	3,332	—	—	3,332
Other		—	1,995	—	—	1,995
Total revenues from contracts with customers	63,466	50,855	13,322	441	16,817	144,901
Other revenues	49,896	82,804	21,846	—	—	154,546
Total revenues	113,362	133,659	35,168	441	16,817	299,447

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Nine Months Ended September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Total
Norway	146,691	81,749	14,418	1,360	—	244,218
Brazil	38,252	19,411	—	—	—	57,663
Netherlands	—	—	—	—	34,359	34,359
Canada	—	37,904	—	—	—	37,904
United Kingdom	32,477	1,409	—	—	—	33,886
Australia	—	—	5,157	—	—	5,157
Other	—	—	5,397	—	—	5,397
Total revenues from contracts with customers	217,420	140,473	24,972	1,360	34,359	418,584
Other revenues	147,098	268,514	69,257	—	—	484,869
Total revenues	364,518	408,987	94,229	1,360	34,359	903,453

Nine Months Ended September 30, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Segment	Total
Norway	123,899	91,868	23,669	2,494	—	—	241,930
Brazil	40,470	23,945	—	—	—	—	64,415
Netherlands	—	—	—	—	55,519	—	55,519
Canada	—	32,540	—	—	—	—	32,540
United Kingdom	41,085	8,259	—	—	—	—	49,344
Australia	—	—	9,863	—	—	—	9,863
Other	—	—	5,920	—	—	7,972	13,892
Total revenues from contracts with customers	205,454	156,612	39,452	2,494	55,519	7,972	467,503
Other revenues	156,884	251,434	64,975	—	—	—	473,293
Total revenues	362,338	408,046	104,427	2,494	55,519	7,972	940,796

For the three and nine months ended September 30, 2020, the Partnership recognized $nil and $1.7 million, respectively, of revenues relating to lease income from variable lease payments not dependent on an index or rate (three and nine months ended September 30, 2019 - $0.7 million and $1.7 million, respectively).

Non-current Assets

The tables below summarize the Partnership's non-current assets by geography as at September 30, 2020, December 31, 2019 and January 1, 2019:

September 30, 2020	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Other	Total
Norway	609,018	1,239,274	209,411	79,104	—	32,470	2,169,277
Netherlands	—	—	—	—	292,733	—	292,733
Brazil	450,263	394,046	—	—	—	—	844,309
Canada	—	343,693	—	—	—	—	343,693
United Kingdom	113,737	64,267	—	—	—	—	178,004
Other	—	30,472	58,001	—	—	—	88,473
Total non-current assets	1,173,018	2,071,752	267,412	79,104	292,733	32,470	3,916,489

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

December 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Other	Total
Norway	765,980	882,811	236,060	79,276	—	1,008	1,965,135
Brazil	502,084	455,023	—	—	—	—	957,107
Netherlands	—	—	—	—	323,920	—	323,920
Canada	—	363,527	—	—	—	—	363,527
United Kingdom	119,247	81,349	5,002	—	—	—	205,598
Australia	—	—	14,687	—	—	—	14,687
Other	—	32,752	62,508	—	—	—	95,260
Total non-current assets	1,387,311	1,815,462	318,257	79,276	323,920	1,008	3,925,234

January 1, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Corporate/Other	Total
Norway	863,122	767,751	265,252	137,168	—	178	2,033,471
Brazil	517,393	517,647	—	—	—	—	1,035,040
Netherlands	—	—	—	—	339,048	—	339,048
Canada	—	366,875	—	—	—	—	366,875
United Kingdom	230,495	101,389	7,400	—	—	—	339,284
Australia	—	—	16,190	—	—	—	16,190
Other	—	33,700	68,540	—	—	—	102,240
Total non-current assets	1,611,010	1,787,362	357,382	137,168	339,048	178	4,232,148

24.Supplemental Cash Flow Information

	Nine Months Ended
	September 30, 2020	September 30, 2019
	$	$
Interest paid	146,161	157,461
Income taxes paid	4,403	2,903

Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.

The changes in non-cash working capital items related to operating activities for the nine months ended September 30, 2020 and 2019 are as follows:

Changes in non-cash working capital, net	Nine Months Ended
	September 30, 2020	September 30, 2019
	$	$
Accounts and other receivable, net	(26,162)	(26,635)
Other assets	6,191	6,788
Accounts payable and other	20,016	65,658
Due from (to) related parties	37	1,039
Changes in non-cash working capital, net	82	46,850

The following table presents the change in the balance of liabilities arising from financing activities as at September 30, 2020 and September 30, 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	September 30, 2020	September 30, 2019
	$	$
Opening balance at beginning of year	3,184,513	3,097,743
Cash flows	44,958	(50,946)
Non-cash changes:
Deferred financing costs amortization	10,559	12,281
Other	—	10,368
Closing balance at end of period	3,240,030	3,069,446

25.Financial Risk Management

The Partnership recognizes that risk management is an integral part of a strong management practice.

The Partnership is exposed to the following risks: capital risk, commodity price risk, liquidity risk, market risk (i.e. interest rate risk and foreign currency risk) and credit risk. The following is a description of these risks and how they are managed:

a.Capital risk management

The capital structure of the Partnership consists of borrowings, offset by cash and equity. The Partnership's equity consists of Class A common units, Class B common units, preferred units, the general partners interest, accumulated other comprehensive income and non-controlling interests in subsidiaries.

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Borrowings	3,240,030	3,184,512	3,097,742
Obligations relating to finance leases	69,151	21,544	—
Due to related parties(1)	144,243	21,306	125,000
Cash and cash equivalents	236,911	199,388	225,040
Restricted cash	67,641	106,869	8,540
Net debt	3,148,872	2,921,105	2,989,162
Total equity	327,056	597,802	793,033
Total equity and net debt	3,475,928	3,518,907	3,782,195
Net debt to capitalization ratio	91%	83%	79%
(1)Includes borrowings from related parties. Refer to Note 19.

The Partnership manages its debt exposure by financing its operations with non-recourse borrowings in subsidiaries of the Partnership, ensuring a diversity of funding sources as well as managing its maturity profile. The Partnership also borrows in U.S. Dollars in order to mitigate its currency risk.

As disclosed in Note 18, the Partnership has various credit facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of debt service coverage ratios, vessel values to drawn principal balance ratios and minimum liquidity requirements. The Partnership does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

b.Commodity price risk

The Partnership is exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain CoAs. The Partnership may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2020, the Partnership was not committed to any bunker fuel swap contracts.

c.Liquidity risk management

The Partnership maintains sufficient financial liquidity to be able to meet its ongoing operating requirements. The Partnership's primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay direct operating costs and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against the Partnership and to manage its working capital deficit.

For further information on the Partnership's contractual obligations, including a maturity analysis, please refer to Notes 10, 12, 17 and 18. For a discussion of the Partnership’s ability to meet its obligations during the next twelve months, please refer to Note 2b.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)
d.Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Partnership will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency exchange rates and changes in market prices due to factors other than interest rates or foreign currency exchange rates, such as changes in commodity prices or credit spreads.

Financial instruments held by the Partnership that are subject to market risk include borrowings and derivative instruments, such as interest rate swaps and foreign currency forward contracts.

Interest rate risk management

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Partnership is exposed to the impact of interest rate changes, primarily through its floating-rate borrowings that require it to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Partnership's ability to service its debt. A 10 basis point decrease in the Partnership’s interest rates is expected to increase net income and other comprehensive income by $0.7 million based on outstanding floating-rate obligations as of September 30, 2020.

The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Partnership's floating-rate debt.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Partnership's functional currency is the U.S. Dollar. The Partnership incurs certain direct operating costs and general and administrative expenses in foreign currencies, the most significant of which is the Norwegian Krone and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of the Partnership's cash flows.

Changes in currency rates will impact the Partnership’s cash flows denominated in currencies other than the U.S. Dollar. The Partnership enters into foreign currency forward contracts to mitigate the impact from movements in foreign exchange rates against the U.S. dollar. All other things being equal, an increase in the U.S. Dollar to Norwegian Krone exchange rate of 10% would result in a decrease in net income and other comprehensive income of $0.2 million for the nine months ended September 30, 2021. The Partnership's exposure to all other currencies is not material.

e.Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.

The Partnership assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The Partnership also evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification.

All of the Partnership’s derivative financial instruments involve either counterparties that are banks or other financial institutions. The Partnership does not have any significant credit risk exposure to any single counterparty.

Based on no experience of past default of the Partnership's debtors and no expectations of future losses as a result of default, the Partnership has determined its credit risk to be low and has not recorded an ECL for all periods presented in these unaudited interim condensed consolidated financial statements.

26. Non-Wholly Owned Subsidiaries

The following tables present the assets and liabilities from the Partnership’s investments in non-wholly owned subsidiaries as at September 30, 2020, December 31, 2019 and January 1, 2019, as well as of revenues, net income, other comprehensive income and distributions for the three and nine months ended September 30, 2020 and 2019:

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2020, December 31, 2019 and January 1, 2019 and for the three and nine months ended September 30, 2020 and 2019
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	September 30, 2020	December 31, 2019	January 1, 2019
	$	$	$
Current assets	34,840	30,977	19,937
Non-current assets	51,615	88,457	128,628
Current liabilities	42,793	24,371	18,732
Non-current liabilities	—	28,847	41,502

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues	8,825	12,779	39,871	41,194
Net income (loss) and other comprehensive income (loss)	(563)	(1,849)	(13,055)	(16,563)
Distributions paid to non-controlling interests	—	(1,053)	(4,750)	(3,636)

The Partnership's investments in non-wholly owned subsidiaries are in its shuttle tanker and FSO segments.

27. Subsequent Events

The Partnership announced its board of directors has authorized repurchases of the Partnership’s outstanding 8.50% Senior Notes due 2023 and Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of any repurchases will be determined by management, in consultation with the Board, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. The Partnership currently expects to fund the repurchase program from cash on hand and from drawings under its revolving credit facility with Brookfield.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
September 30, 2020
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective September 30, 2020, we adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the body of accounting principles used in preparing our financial statements. Prior to the adoption of IFRS, we prepared our financial statements in accordance with USGAAP. The change to IFRS has been made to align reporting with our majority owner. The transition date of this change for purposes of our financial statements is January 1, 2019. As a result, the 2019 comparative information included in this report has been adjusted from amounts previously reported by us in accordance with USGAAP.

Overview of Our Business

We are a leading global energy infrastructure services provider primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a limited partnership established under the laws of the Republic of the Marshall Islands in August 2006. In January 2020, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) completed the acquisition by merger of all of the outstanding publicly held and listed common units representing our limited partner interests held by parties other than Brookfield. At September 30, 2020, Brookfield held 98.7% of our outstanding common units and a 100% interest in our general partner, Altera Infrastructure GP L.L.C. (or the general partner). The remaining 1.3% of our outstanding common units are held by entities other than Brookfield and its affiliates.

Operating Segments

We currently operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation (or towage) vessels and our operations are organized into five corresponding business segments (plase see Item 1 - Financial Statements: Note 23 - Operating Segments). As at September 30, 2020, our fleet was as follows:

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	25	(ii)	1	3	(iii)	29
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	48		1	3		52
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which our ownership interest is 50 percent.
(ii)Includes four shuttle tankers in which our ownership interest is 50 percent.
(iii)Includes three DP2 shuttle tanker newbuildings scheduled for delivery through early-2022, two of which will join our contract of affreightment portfolio in the North Sea and one which will operate under an existing contract off the East Coast of Canada.

The tables below provide a breakdown of total assets as at September 30, 2020 and total revenues for the three and nine months ended September 30, 2020, by operating segment:

	Assets	Revenues
(in thousands of U.S Dollars)	As at September 30, 2020	Three months ended September 30, 2020	Nine months ended September 30, 2020
FPSO Segment	1,287,671	116,874	364,518
Shuttle Tanker Segment	2,164,522	120,740	408,987
FSO Segment	296,735	31,585	94,229
UMS Segment	100,771	462	1,360
Towage Segment	308,334	16,929	34,359
Unallocated:
Cash and cash equivalents and restricted cash	304,552
Other assets	11,568
Total	4,474,153	286,590	903,453

Outlook

Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite the weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties.

Global crude oil and gas prices have decreased significantly since mid-2014, and more recently, due to the production and pricing dispute between Saudi Arabia and Russia earlier in 2020 and the uncertainty regarding demand created by the COVID-19 pandemic. This has affected the energy and capital markets and may also adversely affect our business, financial condition and operating results. Potential effects of the pandemic include, among others, force majeure claims relating to existing contracts, increased counterparty risk and/or default, fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the medium-to-long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or we may engage in vessel or business acquisitions.

Significant Developments

Contracts

Premier CoA contract
In July 2020, Premier exercised the first of three options to extend the contract of affreightment on the UK Solan field by 12 months.

ALP Towage contract
In August 2020, we entered into a contract with SBM to tow the Liza Unity FPSO from the yard in Singapore to the Liza field in Guyana. This will require up to four towage vessels and is expected to take place during the second and third quarter of 2021.

Dana CoA contract
In August 2020, we agreed with Dana Petroleum to extend the firm period of the current contract of affreightment on Triton by six months from September 2020.

Equinor Master agreement
In August 2020, we confirmed with Equinor that the Current Spirit will operate as a third vessel under the existing Master agreement. Operation is expected from the fourth quarter 2020.

Termination of the Dampier FSO contract
In September, the Dampier Spirit FSO ceased operations on the Stag field. The vessel is currently at anchorage in Australian waters prior to being towed to Turkey for responsible recycling.

ENI CoA contract
In September 2020, we were was awarded a 5-year contract of affreightment contract with ENI in the North Sea, replacing the current Esso contract of affreightment. The new contract is effective from November 2020 and will include additional volumes equivalent to one extra vessel being fully utilized to service this contract throughout the term.

Delivery of Shuttle Tanker Newbuildings

In July and August 2020, we took delivery of the third and fourth LNG-fueled Suezmax DP2 shuttle tanker newbuildings, the Tide Spirit and the Current Spirit. The vessels are constructed based on our E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The vessels have arrived in Norway for client testing.

The remaining two E-Shuttle newbuildings are expected to be delivered between December 2020 and January 2021, while the East Coast of
Canada newbuilding is expected to deliver early-2022.

Redelivery of Vessels

In August 2020, we agreed with Knutsen NYK Offshore Tankers Group to take redelivery of the Heather Knutsen shuttle tanker 3 months early. The vessel was redelivered on September 1, 2020.

Sale of Vessels

In July 2020, we delivered the 2000-built Navion Bergen shuttle tanker to its buyer for responsible recycling and received total proceeds of $3.4 million, which was approximately the carrying value of the unit.

Financings

In August 2020, we agreed to amend the existing credit agreement for an unsecured revolving credit facility provided by Brookfield to increase the available amount by $100 million to $225 million, including accumulated interest, and extend the maturity date to October 31, 2024.

In August 2020, we completed a $75 million tap issue in its senior unsecured green bonds due October 18, 2024 and increased the total outstanding amount to $200 million.

In September 2020, we repaid the remaining $12 million secured debt on the Dampier Spirit FSO.

In October 2020, we completed a $106 million upsizing of the existing financing for the shuttle tankers currently operating off the East Coast of Canada. The upsizing is to partly fund a newbuilding shuttle tanker currently under construction and built for operation off the East Coast of Canada. The $100 million bridge loan for the same newbuild has consequently been terminated.

Changes to Board of Directors and Committees

Effective September 23, 2020, Jim Reid retired from his position as member of the Corporate Governance Committee of our general partner's board of directors (or the Board).

Relocation

In September 2020, the board of directors of the general partner, approved a relocation of the principal office and place of business of us and the general partner from its current location in Bermuda to the UK and more specifically to our current office in Aberdeen, residing at Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, UK. In connection with this we will be closing its office in Bermuda and also relocating the headquarters of a number of subsidiaries from Bermuda to the UK and others to Norway. In so doing we aim to reduce the complexity of our group structure and better allow for future strategic management of us by the general partner from the UK and the management of certain underlying assets from Norway. We consider both the UK and Norway as highly suitable jurisdictions given the group’s history of substantial operations in the North Sea, the nexus to European sources of investment and funding and the ease of doing business in well-established corporate and legal environments. The general partner and we plan to complete the relocation to the UK in December 2020.

Amended partnership agreement

In October, the Partnership agreement was amended to update the accounting principles from USGAAP to IFRS.

COVID-19

In the third quarter of 2020 we did not experience any material business interruptions or direct financial impact as a result of the COVID-19 pandemic. We continue to focus on the safety of our operations and have introduced a number of proactive measures to protect the health and safety of our crews on our vessels as well as at onshore locations. A majority of the our revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. We continue to closely monitor counterparty risk associated with our vessels under contract and will work to mitigate any potential impact on the business.

Securities Repurchase Program

In September, we announced a program to repurchase our outstanding 8.50% Senior Notes due 2023 and Series A, B and E Preferred Units through open market purchases, privately negotiated transactions and/or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements.

The timing, volume, and nature of any repurchases will be determined by management, in consultation with the Board, based on evaluation of the capital needs of the business, trading prices, applicable legal requirements, and other factors. We currently expect to fund the repurchase program from cash on hand and/or drawings under its revolving credit facility with Brookfield, which Brookfield has agreed to increase in an amount equivalent to the total amount invested by us in the aforementioned repurchase program.

Strategic Initiatives

We are progressing strategic plans to enhance the overall liquidity of the business. We are focused on managing discretionary spending as well as limiting planned capital expenditures to the committed shuttle tanker newbuilding program and mandatory vessel dry-dockings. We are also reviewing and adjusting our offshore and onshore workforce in order to optimize the cost structure.

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided the premises of our subsidiary Teekay Shipping Norway AS in Stavanger, Norway, based on a search and seizure warrant issued pursuant to suspected violations of Norwegian pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. Having reviewed relevant materials together with our advisors, we continue to believe we acted in accordance with the relevant rules and regulations and denies the alleged violations. We are continuing to cooperate with authorities in respect of this matter.

Disputes

In May 2020, we were informed that the customer is claiming the shuttle tanker Bossa Nova was off-hire from the end of March 2020 until the vessel was back on rate starting in early July, due to certain specification issues. Contractual discussions relating to the disputed off-hire period of 100 days are ongoing.

In June and July 2020, we were informed that the customer is disputing certain invoiced amounts related to the day rates and demobilization costs applied for the decommissioning of the Voyageur FPSO. Contractual discussions for the relevant periods are ongoing.

In July 2020, an English court ruled in our favor in a contract dispute related to the Voyageur FPSO, and awarded us the full claim of $12 million and contractual interest. In September 2020, the customer made an application to the Court of Appeal.

In September, we reached a settlement agreement with Damen Ship Repair Rotterdam B.V related to the refurbishment of Petrojarl I FPSO. The agreement resolves all aspects of the arbitration dispute commenced in 2017, with no further payments due from either party for the respective claims made.

Results of Operations

We discuss below certain of our consolidated results and, subsequently, certain results for our five business segments, being the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment and the towage and offshore installation vessel (or towage) segment.

In the following discussion we include the non-IFRS financial measures EBITDA and Adjusted EBITDA. We define these terms and provide reconciliations of these financial measures with the most directly comparable financial measures calculated and presented in accordance with IFRS below in “Non-IFRS Financial Measures.”

Unaudited Interim Condensed Consolidated Results of Operations

The following table presents certain of our consolidated operating results for the three and nine months ended September 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
IFRS:
Revenues	286,590	299,447	(4.3)	903,453	940,796	(4.0)
Direct operating costs	(164,425)	(148,557)	10.7	(483,896)	(470,185)	2.9
General and administrative expenses	(3,035)	(6,304)	(51.9)	(20,143)	(21,069)	(4.4)
Depreciation and amortization	(79,049)	(84,639)	(6.6)	(235,189)	(273,973)	(14.2)
Interest expense	(48,036)	(53,675)	(10.5)	(142,212)	(158,029)	(10.0)
Interest income	190	1,776	(89.3)	900	4,099	(78.0)
Equity-accounted income (loss)	11,890	4,494	164.6	16,263	10,610	53.3
Impairment expense, net	(4,720)	(1,506)	213.4	(184,997)	(61,326)	201.7
Gain (loss) on dispositions, net	(19)	—	100.0	(1,969)	12,548	(115.7)
Realized and unrealized gain (loss) on derivative __instruments	2,427	(20,510)	(111.8)	(103,689)	(107,084)	(3.2)
Foreign currency exchange gain (loss)	(2,958)	(5,387)	(45.1)	(7,347)	(4,166)	76.4
Other income (expenses), net	(4,262)	(3,262)	30.7	(9,628)	(10,427)	(7.7)
Income (loss) before income tax (expense) recovery	(5,407)	(18,123)	(70.2)	(268,454)	(138,206)	94.2
Income tax (expense) recovery
Current	(1,639)	(1,143)	43.4	(5,240)	(4,239)	23.6
Deferred	1,091	(5,173)	(121.1)	560	(7,524)	(107.4)
Net income (loss)	(5,955)	(24,439)	(75.6)	(273,134)	(149,969)	82.1

Non-IFRS:
EBITDA(1)	121,488	118,415	2.6	446,564	289,697	54.1
Adjusted EBITDA(1)	140,109	162,216	(13.6)	457,130	504,185	(9.3)
(1)EBITDA and Adjusted EBITDA are non-IFRS financial measures. Please refer to "Non-IFRS Financial Measures" below for definitions of these measures and for reconciliations of these measures with the most directly comparable financial measures calculated and presented in accordance with IFRS.

Revenues

Revenues decreased by $13 million, or 4.3%, for the three months ended September 30, 2020 compared to the same period last year, primarily due to the Voyageur FPSO coming off field in April 2020, lower utilization in the shuttle tanker segment and lower uptime for the Petrojarl I FPSO, partly offset by increased revenue for the Foinaven FPSO operating under a new contract with BP.

Revenues decreased by $37 million, or 4.0%, for the nine months ended September 30, 2020 compared to the same period last year, primarily due to lower fleet utilization in the towage segment, a change in the end of contract assumption for the Dampier Spirit FSO, redeliveries and ceased operations in the conventional tanker segment during April 2019, redeliveries and sales of certain vessels and lower utilization in the shuttle tanker segment, the Voyageur FPSO coming off field in April 2020 and termination of the Petrojarl Varg FPSO contract during the second quarter of 2019, partially offset by the Foinaven FPSO operating under the BP contract in 2020 and increased rates for the time-charter conventional vessels.

Direct Operating Costs

Direct operating costs increased by $16 million, or 10.7%, for the three months ended September 30, 2020 compared to the same period last year, primarily due to the Foinaven FPSO operating under its new contract from March 2020, partially offset by a decrease in time-charter hire in the shuttle tanker segment.

Direct operating costs increased by $14 million, or 2.9%, for the nine months ended September 30, 2020 compared to the same period last year, primarily due to the Foinaven FPSO operating under its new contract from March 2020 and start-up costs for the four E-Shuttle newbuildings delivered during 2020, partially offset by lower utilization in the towage segment, completion of the charter contract for the Ostras FPSO in March 2019 and termination of the Petrojarl Varg FPSO contract during the second quarter of 2019.

General and Administrative Expenses

General and administrative expenses was $3 million and $20 million, respectively, for the three and nine months ended September 30, 2020, which is generally consistent with the same periods last year.

Depreciation and Amortization

Depreciation and Amortization decreased to $79 million and $235 million, respectively, for the three and nine months ended September 30, 2020, compared to $85 million and $274 million, respectively, for the same periods last year, primarily due to sales of vessels and impairments.

Interest Expense

Interest expense decreased to $48 million and $142 million, respectively, for the three and nine months ended September 30, 2020, compared to $54 million and $158 million, respectively, for the same periods last year, primarily due to lower LIBOR rates on our outstanding debt.

Equity-Accounted Income (Loss)

Equity-accounted income was $12 million and $16 million, respectively, for the three and nine months ended September 30, 2020, compared to $4 million and $11 million for the same periods last year. The increases in equity-accounted income were primarily due to a decrease in the unrealized losses on derivative instruments held by the Pioneiro de Libra FPSO equity-accounted joint venture.

Impairment Expense, Net

Impairment expense, net was $5 million and $185 million, respectively, for the three and nine months ended September 30, 2020 compared to $2 million and $61 million, respectively, for the same periods last year.

Gain (loss) on Dispositions, Net

Gain (loss) on dispositions were $nil and $2 million, respectively, for the three and nine months ended September 30, 2020, compared to $nil and $13 million, respectively, for the same periods last year.

Realized and Unrealized Gain (Loss) on Derivative Instruments

Net realized and unrealized gain (loss) on non-designated derivative instruments was $2 million and $(104) million for the three and nine months ended September 30, 2020, compared to $(21) million and $(107) million for the same periods last year. These totals are mainly comprised of net losses on interest rate swaps of $nil and $(103) million for the three and nine months ended September 30, 2020, compared to $(25) million and $(98) million for the three and nine months ended September 30, 2019 and net gain (losses) on foreign currency forward contracts of $2 million and $(1) million, respectively, for the three and nine months ended September 31, 2020, compared to net loss of $(2) million and $(2) million, respectively, for the three and nine months ended September 30, 2019.

During the three months ended September 30, 2020 and 2019, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.2 billion and $1.4 billion, respectively, and average fixed rates of approximately 3.6% and 3.6%, respectively. Short-term variable benchmark interest rates during the three months ended September 30, 2020 and 2019 were generally 0.3% or less and 2.2% or less, respectively, and as such, we incurred realized losses of $14 million and $13 million during the three months ended September 30, 2020 and 2019, respectively, under the interest rate swap agreements. We also recognized a $26 million decrease in unrealized gain (loss) on interest rate swaps due to a lower decrease in long-term LIBOR benchmark rates during the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

During the nine months ended September 30, 2020 and 2019, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.2 billion and $1.4 billion, respectively, and average fixed rates of approximately 3.6% and 3.6%, respectively. Short-term variable benchmark interest rates during the three months ended September 30, 2020 and 2019 were generally 1.9% or less and 2.8% or less, respectively, and as such, we incurred realized losses of $46 million and $19 million during the nine months ended September 30, 2020 and 2019, respectively, under the interest rate swap agreements. We also recognized a $22 million decrease in unrealized losses on interest rate swaps due to a lower decrease in long-term LIBOR benchmark rates during the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019.

During the three months ended September 30, 2020 and 2019, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in realized gain (loss) of $1 million and $(1) million during the three months ended September 30, 2020 and 2019, respectively. We also recognized a $3 million increase during the three months ended September 30, 2020 in the unrealized gains on foreign currency forward contracts mainly due to higher average forward spot rates on foreign currency forward contracts as at September 30, 2020 compared to September 30, 2019.

During the nine months ended September 30, 2020 and 2019, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in realized losses of $2 million and $4 million during each of the nine months ended September 30, 2020 and 2019. We also recognized a $1 million decrease during the nine months ended September 30, 2020 in the unrealized gain on foreign currency forward contracts mainly due to lower average forward spot rates on foreign currency forward contracts as at September 30, 2020 compared to September 30, 2019.

During the three and nine months ended September 30, 2020 we had unrealized gain (loss) on warrants of $nil and $nil, respectively, compared to $7 million and $(7) million for the comparable periods last year. On January 22, 2020, Brookfield completed the Merger, and all of the outstanding warrants were automatically canceled and ceased to exist. Please refer to Item 1 - Financial Statements: Note 17 and 20 for additional information.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain (loss) was $(3) million and $(7) million, respectively, for the three and nine months ended September 30, 2020, compared to $(5) million and $(4) million, respectively, for the same period last year. Our foreign currency exchange gain (loss) is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and, for the nine months ended September 30, 2019, the net realized and unrealized gains on our cross-currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

During the nine months ended September 30, 2019, we repaid certain NOK-denominated bonds and settled the related cross currency swaps and, as a result, recorded a realized foreign currency exchange gain and an unrealized foreign currency exchange loss of $4 million, in addition to a $4 million realized foreign currency exchange loss and unrealized foreign currency exchange gain on the associated cross currency swaps.

Income Tax (Expense) Recovery

Income tax (expense) recovery was $(1) million and $(5) million, respectively, for the three and nine months ended September 30, 2020, compared to $(6) million and $(12) million, respectively, for the same periods last year. The decrease in income tax expense was primarily due to the expected use of tax losses in Norway and Australia.

Adjusted EBITDA

Adjusted EBITDA decreased by $22 million and $47 million, respectively, for the three and nine months ended September 30, 2020. Refer to "Results by Segment" below.

Results by Segment

IFRS requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker (or CODM) for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is Adjusted EBITDA.

Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) recovery, and depreciation and amortization adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as management, in assessing our performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.

FPSO Segment

As at September 30, 2020, our FPSO fleet consisted of seven units, including two units of which we own 50% through our joint ventures with Ocyan S.A. The Petrojarl Varg and Voyageur Spirit FPSO units are currently in lay-up. In March 2020, we sold the Ostras FPSO unit for responsible recycling and received net proceeds of $2 million. We also provide management services for three FPSO units on behalf of the disponent owners or charterers of these units.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, the price of oil and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr FPSO unit operates, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Krone (or NOK), Brazilian Real and British Pound may result in significant decreases or increases, respectively, in our revenues and direct operating costs, as significant components of revenues are earned and direct operating costs are incurred in these currencies for our FPSO units.

The following table presents certain of the FPSO segment’s operating results for the three and nine months ended September 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	116,874	113,362	3.1	364,518	362,338	0.6
Direct operating costs	(79,625)	(56,205)	41.7	(212,613)	(188,615)	12.7
General and administrative(1)	(1,337)	(3,348)	(60.1)	(10,583)	(11,264)	(6.0)
Adjusted EBITDA from equity-accounted joint ventures(2)	22,332	21,281	4.9	70,209	67,126	4.6
Adjusted EBITDA	58,244	75,090	(22.4)	211,531	229,585	(7.9)
Depreciation and amortization	(23,216)	(26,065)	(10.9)	(70,801)	(83,832)	(15.5)
Impairment expense, net	—	—	100.0	(126,170)	(34,497)	265.7
Gain (loss) on dispositions, net	—	—	100.0	(92)	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).
(2)Adjusted EBITDA from equity-accounted vessels represents our proportionate share of Adjusted EBITDA from equity-accounted vessels.

Three Months Ended September 30, 2020 compared with the Three Months Ended September 30, 2019

Revenues. Revenues increased by $3 million for the three months ended September 30, 2020 primarily due to:
•an increase of $20 million due to the Foinaven FPSO operating under its new contract from March 2020;
partially offset by
•a decrease of $11 million due to the Voyageur Spirit FPSO coming off field in April 2020 and starting decommissioning in the third quarter of 2020;
•a decrease of $5 million due to low oil prices and lower uptime for the Petrojarl I FPSO; and
•a decrease of $2 million due to reduced day rates for the Piranema FPSO.

Direct operating costs. Direct operating costs increased by $23 million for the three months ended September 30, 2020 primarily due to an increase of $17 million due to the Foinaven FPSO operating under its new contract from March 2020.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $17 million for the three months ended September 30, 2020 primarily due to the net increase in direct operating costs of $23 million, described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $3 million for the three months ended September 30, 2020 primarily due to the impairment of one FPSO during the fourth quarter of 2019 and impairment of three FPSO units during the first quarter of 2020.

Nine Months Ended September 30, 2020 compared with the Nine Months Ended September 30, 2019

Revenues. Revenues increased by $2 million for the nine months ended September 30, 2020 primarily due to:
•an increase of $40 million due to the Foinaven FPSO operating under its new contract from March 2020; and
•an increase of $6 million due to joint venture management fee revenue (offset by an increase in direct operating costs of $6 million);
partially offset by
•a decrease of $14 million due to the Voyageur FPSO coming off field in April 2020;
•a decrease of $13 million due to the termination of the Petrojarl Varg FPSO contract during the second quarter of 2019;
•a decrease of $11 million mainly due to lower uptime of the Petrojarl I FPSO; and
•a decrease of $7 million due to the completion of the charter contract of the Ostras FPSO unit in March 2019.

Direct operating costs. Direct operating costs increased by $24 million for the nine months ended September 30, 2020 primarily due to:
•an increase of $34 million due to the Foinaven FPSO operating under its new contract from March 2020; and
•an increase of $6 million due to the joint venture management costs (offset by an increase in revenues of $6 million);
partially offset by
•a decrease of $15 million due to the termination of the Petrojarl Varg FPSO contract during the second quarter of 2019; and
•a decrease of $6 million due to the Ostras FPSO being sold in the first quarter 2020.

Adjusted EBITDA. Adjusted EBITDA (including Adjusted EBITDA from equity-accounted joint ventures) decreased by $18 million for the nine months ended September 30, 2020 primarily due to the net increase in direct operating costs of $24 million, described above.

Depreciation and amortization. Depreciation and amortization expense decreased by $13 million for the nine months ended September 30, 2020 primarily due to the impairment of two FPSOs during the second quarter of 2019, one FPSO during the fourth quarter of 2019 and impairment of three FPSOs during the first quarter of 2020.

Impairment expense. Impairment expense of $126 million for the nine months ended September 30, 2020 includes a $57 million impairment of the Petrojarl Knarr FPSO and a $42 million impairment of the Petrojarl I FPSO unit due to a changes in expected earnings of the units as a result of a decline in crude oil prices during the three months ended March 31, 2020 and a $27 million impairment of the Petrojarl Varg FPSO unit during the three months ended March 31, 2020 as a result of a reassessment of the future redeployment opportunities for the unit. Impairment expense of $34 million for the nine months ended September 30, 2019 includes an impairment of the Petrojarl Varg FPSO unit as a result of a reassessment of the future redeployment opportunities for the unit.

Shuttle Tanker Segment

As at September 30, 2020, our shuttle tanker fleet consisted of 25 owned vessels that operate under fixed-rate CoAs, time charters and bareboat charters (including four shuttle tankers in which our ownership interest is 50 percent), three shuttle tanker newbuildings which are expected to deliver through early-2022 and one in-chartered vessel. All of our operating shuttle tankers provide transportation services to energy companies predominately in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market and we occasionally charter-in shuttle tankers in the spot market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our direct operating costs, as significant components of direct operating costs are incurred in these currencies for our shuttle tankers.

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.

The following table presents certain of the shuttle tanker segment’s operating results for the three and nine months ended September 30, 2020 and 2019 and also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	120,740	133,659	(9.7)	408,987	408,046	0.2
Direct operating costs	(56,657)	(62,420)	(9.2)	(193,860)	(186,015)	4.2
General and administrative(1)	(916)	(1,558)	(41.2)	(5,718)	(5,274)	8.4
Adjusted EBITDA attributable to non-controlling interests(2)	(2,001)	(2,284)	(12.4)	(9,784)	(8,547)	14.5
Adjusted EBITDA	61,166	67,397	(9.2)	199,625	208,210	(4.1)
Depreciation and amortization	(41,098)	(42,534)	(3.4)	(118,704)	(141,323)	(16.0)
Impairment expense, net	(3,100)	(1,506)	105.8	(27,592)	(15,342)	79.8
Gain (loss) on dispositions, net	(19)	—	100.0	(1,872)	1,335	(240.2)
Calendar-Ship-Days
Owned Vessels	2,251	2,300	(2.1)	7,097	7,044	0.8
Chartered-in Vessels	150	214	(29.9)	544	590	(7.8)
Total	2,401	2,514	(4.5)	7,641	7,634	0.1
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources).
(2)Adjusted EBITDA attributable to non-controlling interests represents the non-controlling interests' proportionate share of Adjusted EBITDA from our consolidated joint ventures.

Three Months Ended September 30, 2020 compared with the Three Months Ended September 30, 2019

Revenues. Revenues decreased by $13 million for the three months ended September 30, 2020 primarily due to a decrease of $5 million due to less days on the Equinor ASA contract, a $4 million decrease due to the redelivery of the Stena Sirita during 2019 and Navion Bergen in May 2020, a $4 million decrease due to less CoA days, and a $2 million decrease due to lower rates for the bareboat contracts, partially offset by a $3 million increase due to higher in rates in the conventional tanker market.

Direct operating costs. Direct operating costs decreased by $6 million for the three months ended September 30, 2020, primarily due to a $5 million decrease in time-charter hire and a $5 million decrease in voyage expenses due to less CoA days, partially offset by $4 million in E-Shuttle start-up costs for the Tide Spirit and Current Spirit that delivered in July and August 2020, respectively.

Adjusted EBITDA. Adjusted EBITDA decreased by $6 million for the three months ended September 30, 2020 primarily due to the decrease in revenue of $13 million described above.

Impairment expense, net. Impairment expense, net of $3 million for the three months ended September 30, 2020 was due to impairment of the Navion Anglia of $3 million upon classification as held for sale as at September 30, 2020. Impairment expense of $2 million for the three months ended September 30, 2019 was due to impairment of the Stena Sirita upon classification as held for sale at September 30, 2019.

The average size of our owned shuttle tanker fleet decreased for the three months ended September 30, 2020 primarily due to sales of the Navion Hispania and Stena Sirita in January 2020, the HiLoad DP unit in May 2020 and the Navion Bergen in August 2020, partially offset by the delivery of the Aurora Spirit, Rainbow Spirit, Tide Spirit and Current Spirit in January 2020, February 2020, July 2020 and August 2020, respectively. Three shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at September 30, 2020

Nine Months Ended September 30, 2020 compared with the Nine Months Ended September 30, 2019

Revenues. Revenues increased by $1 million for the nine months ended September 30, 2020 primarily due to an increase of $23 million due to higher rates in the conventional tanker market and $6 million due to an increase utilization in the COA segment, partially offset by a decrease of $12 million due to the redelivery of the Stena Sirita during 2019 and Navion Bergen in May 2020, $9 million due to a decrease in days on the Equinor contract, $4 million due to a decrease in rates on bareboat contracts and a $3 million decrease due to off hire during 2020.

Direct operating costs. Direct operating costs increased by $8 million for the nine months ended September 30, 2020 primarily due to an increase of $9 million in transit costs for the four shuttle tanker newbuilds that delivered in 2020 and higher bunker and port costs, an increase of $10 million in E-shuttle start-up costs for the four newbuilds and a $3 million increase in repairs, partially offset by an $8 million decrease in vessel operating expenses for two vessels sold during the first quarter 2020 and two vessels sold during the second quarter of 2019 and a $9 million decrease in time charter hire expense during 2020.

Adjusted EBITDA. Adjusted EBITDA decreased by $9 million for the nine months ended September 30, 2020 primarily due to the net increase in direct operating costs of $8 million, described above.

Impairment expense, net. Impairment expense of $28 million for the nine months ended September 30, 2020 includes a $17 million write-down of the Navion Gothenburg as a result of a change in the expected operating plans for the vessel upon the completion of its charter contract and redelivery to us in July 2020, a $4 million write-down of the Navion Bergen due to the expected sale of the vessel, a $4 million impairment of the Navion Stavanger as a result of a change in the expected earnings for the vessel, and a $3 million impairment of the Navion Anglia upon classification as held for sale at September 30, 2020. Impairment expense of $15 million for the nine months ended September 30, 2019 includes a $12 million impairment of the Navion Gothenburg as a result of significant repairs required to continue operations, a $2 million impairment of the Navion Hispania upon classification as held for sale at June 30, 2019 and a $2 million impairment of the Stena Sirita upon classification as held for sale at September 30, 2019.

The average size of our owned shuttle tanker fleet increased for the nine months ended September 30, 2020 primarily due to the deliveries of the Aurora Spirit, Rainbow Spirit, Tide Spirit and Current Spirit in January 2020, February 2020, July 2020 and August 2020, respectively, partially offset by the sales of the Navion Hispania and Stena Sirita in January 2020, the HiLoad DP unit in May 2020, the Navion Bergen in August 2020, and the Alexita Spirit and Nordic Spirit during 2019. Three shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at September 30, 2020.

FSO Segment

As at September 30, 2020, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and direct operating costs for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents certain of the FSO segment’s operating results for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change	2020	2019	% Change
Revenues	31,585	35,168	(10.2)	94,229	104,427	(9.8)
Direct operating costs	(10,705)	(10,979)	(2.5)	(32,351)	(33,014)	(2.0)
General and administrative(1)	(186)	(361)	(48.5)	(879)	(1,237)	(28.9)
Adjusted EBITDA attributable to non-controlling interests(2)	(27)	(125)	(78.4)	(270)	(377)	(28.4)
Adjusted EBITDA	20,667	23,703	(12.8)	60,729	69,799	(13.0)
Depreciation and amortization	(9,752)	(10,771)	(9.5)	(30,477)	(32,946)	(7.5)
Impairment expense, net	(1,620)	—	100.0	(8,332)	—	100.0
Gain (loss) on dispositions, net	—	—	100.0	—	11,213	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources).
(2)Adjusted EBITDA attributable to non-controlling interests represents the non-controlling interests' proportionate share of Adjusted EBITDA from our consolidated joint ventures.

Three Months Ended September 30, 2020 compared with the Three Months Ended September 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA decreased by $3 million and $4 million, respectively, for the three months ended September 30, 2020 compared to the same period last year, mainly due to the Randgrid FSO contract extension impacting non-cash revenue amortization.

Nine Months Ended September 30, 2020 compared with the Nine Months Ended September 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA decreased by $10 million and $9 million, respectively, for the nine months ended September 30, 2020, compared to the same period last year, primarily due to an expected earlier end of contract for the Dampier Spirit FSO and the Randgrid FSO contract extension.

Impairment expense, net. Impairment expense, net was $8 million for the nine months ended September 30, 2019, as a result of impairments on the Dampier Spirit FSO and Apollo Spirit FSO due to the expected sales of the vessels.

Gain (loss) on disposals, net. Gain (loss) on disposals, net was $11 million for the nine months ended September 30, 2019, due to the sale of the Pattani Spirit FSO unit upon the completion of its bareboat charter in April 2019.

UMS Segment

As at September 30, 2020, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather. The Arendal Spirit is currently in lay-up.

The following table presents certain of the UMS segment’s operating results for the three and nine months ended September 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	462	441	4.8	1,360	2,494	(45.5)
Direct operating costs	(1,894)	(1,395)	35.8	(5,288)	(2,803)	88.7
General and administrative(1)	(395)	(620)	(36.3)	(1,847)	(1,833)	0.8
Adjusted EBITDA	(1,827)	(1,574)	16.1	(5,775)	(2,142)	169.6
Depreciation and amortization	(582)	(800)	(27.3)	(1,746)	(2,614)	(33.2)
Impairment expense, net	—	—	100.0	—	(11,487)	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources).

Three Months Ended September 30, 2020 compared with the Three Months Ended September 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA were generally consistent for the three months ended September 30, 2020, compared to the same period last year.

Nine Months Ended September 30, 2020 compared with the Nine Months Ended September 30, 2019

Revenues and Adjusted EBITDA. Revenues and Adjusted EBITDA decreased by $1 million and $3 million, respectively, for the nine months ended September 30, 2020, compared to the same period last year, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.

Impairment expense, net. Impairment expense, net was $11 million for the nine months ended September 30, 2019, as a result of an impairment on the Arendal Spirit UMS due to a change in the future redeployment assumptions of the unit.

Towage Segment

As at September 30, 2020, our towage fleet consisted of ten long-distance towage and offshore installation vessels. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents certain of our towage segment’s operating results for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentages)	2020	2019	% Change	2020	2019	% Change
Revenues	16,929	16,817	0.7	34,359	55,519	(38.1)
Direct operating costs	(15,544)	(17,558)	(11.5)	(39,784)	(50,442)	(65.2)
General and administrative(1)	(201)	(417)	(51.8)	(1,116)	(1,357)	(69.3)
Adjusted EBITDA	1,184	(1,158)	(202.2)	(6,541)	3,720	(275.8)
Depreciation and amortization	(4,401)	(4,469)	(1.5)	(13,461)	(13,258)	(66.3)
Impairment expense, net	—	—	100.0	(22,903)	—	100.0
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources).

Three Months Ended September 30, 2020 compared with the Three Months Ended September 30, 2019

Revenues. Revenue was generally consistent for the three months ended September 30, 2020, compared to the same period last year.

Direct operating costs. Direct operating costs decreased by $2 million for the three months ended September 30, 2020 mainly due to a decrease in direct costs as a result of the ALP Ace entering layup in 2019.

Adjusted EBITDA. Adjusted EBITDA increased by $2 million for the three months ended September 30, 2020 primarily due to the net decrease in direct operating costs of $2 million as described above.

Nine Months Ended September 30, 2020 compared with the Nine Months Ended September 30, 2019

Revenues. Revenues decreased by $21 million for the nine months ended September 30, 2020 primarily due to lower utilization of the towage fleet as a result of decreased demand in the offshore market.

Direct operating costs and Adjusted EBITDA. Direct operating costs and Adjusted EBITDA decreased by $11 million and $10 million, respectively, for the nine months ended September 30, 2020 primarily due to lower utilization of the towage fleet as described above.

Impairment expense, net. Impairment expense, net of $23 million for the nine months ended September 30, 2020, was a result of impairments on the ALP Forward, ALP Winger, ALP Ippon and ALP Ace due to changes in the expected earnings of the vessels.

Conventional Tanker Segment

During March and April 2019, respectively, we redelivered our two in-chartered conventional tankers to their owners and ceased operations in this segment.

The following table presents certain of our conventional tanker segment’s operating results for the three and nine months ended September 30, 2020 and 2019:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Revenues	—	—	100.0	—	7,972	(100.0)
Direct operating costs	—	—	100.0	—	(9,296)	(100.0)
General and administrative(1)	—	—	100.0	—	(104)	(100.0)
Adjusted EBITDA	—	—	100.0	—	(1,428)	(100.0)
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources).

Revenues and Adjusted EBITDA. Revenues decreased and adjusted EBITDA increased for the three and nine months months ended September 30, 2020, compared to the same period last year, as a result of ceasing operations in this segment during 2019.

Non-IFRS Financial Measures

To supplement the unaudited interim condensed consolidated financial statements, we use EBITDA and Adjusted EBITDA, which are non-IFRS financial measures, as measures of our performance EBITDA represents net income (loss) before interest expense, interest income, income tax expense, and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as we, in assessing our performance, view these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity-accounted income (loss). Adjusted EBITDA also includes our proportionate share of Adjusted EBITDA from our equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. We do not have control over the operations of, nor do we have any legal claim to the revenues and expenses of our equity-accounted investments. Consequently, the cash flow generated by our equity-accounted investments may not be available for use by us in the period that such cash flows are generated.

EBITDA and Adjusted EBITDA are intended to provide additional information and should not be considered as the sole measures of our performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, these measures do not have a standardized meaning and may not be comparable to similar measures presented by other companies. These non-IFRS measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

The following table reconciles EBITDA and Adjusted EBITDA to net loss for the three and nine months ended September 30, 2020 and 2019:

(in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income (loss)	(5,955)	(24,439)	(273,134)	(149,969)
Less:
Depreciation and amortization	(79,049)	(84,639)	(235,189)	(273,973)
Interest expense	(48,036)	(53,675)	(142,212)	(158,029)
Interest income	190	1,776	900	4,099
Income tax (expense) recovery
Current	(1,639)	(1,143)	(5,240)	(4,239)
Deferred	1,091	(5,173)	560	(7,524)
EBITDA	121,488	118,415	108,047	289,697
Less:
Equity-accounted income (loss)	11,890	4,494	16,263	10,610
Impairment expense, net	(4,720)	(1,506)	(184,997)	(61,326)
Gain (loss) on dispositions, net	(19)	—	(1,969)	12,548
Realized and unrealized gain (loss) on derivative __instruments	2,427	(20,510)	(103,689)	(107,084)
Foreign currency exchange gain (loss)	(2,958)	(5,387)	(7,347)	(4,166)
Other income (expenses), net	(4,262)	(3,262)	(9,628)	(10,427)
Adjusted EBITDA attributable to non-controlling interests(2)	2,028	2,409	10,054	8,924
Add:
Realized gain (loss) on foreign currency forward contracts	675	(1,242)	(2,439)	(3,559)
Adjusted EBITDA from equity-accounted investments(1)	22,332	21,281	70,209	67,126
Adjusted EBITDA	140,109	162,216	457,130	504,185

(1)Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity-accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Equity-accounted income (loss)	11,890	4,494	16,263	10,610
Less:
Depreciation and amortization	(8,084)	(7,975)	(24,701)	(24,432)
Interest expense, net	(2,558)	(4,902)	(7,126)	(16,105)
Interest income	285	—	(2,079)	—
Income tax (expense) recovery
Current	(43)	19	(178)	(101)
Deferred	—	—		—
EBITDA	22,290	17,352	50,347	51,248
Less:
Realized and unrealized gain (loss) on derivative __instruments	(298)	(3,569)	16,879	(15,680)
Foreign currency exchange gain (loss)	340	(360)	2,983	(198)
Adjusted EBITDA from equity-accounted investments	22,332	21,281	70,209	67,126

(2)Adjusted EBITDA attributable to non-controlling interests, which is a non-IFRS financial measure and should not be considered as an alternative to non-controlling interests in net income (loss) or any other measure of financial performance presented in accordance with IFRS, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA attributable to non-controlling interests is summarized in the table below:

(in thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to non-controlling interests in subsidiaries	242	(1,138)	(6,871)	(8,693)
Less:
Depreciation and amortization	(1,406)	(2,407)	(4,681)	(9,526)
Interest expense	(203)	(389)	(745)	(1,230)
Interest income	3	20	14	68
EBITDA	1,848	1,638	(1,459)	1,995
Less:
Impairment expense, net	(176)	(746)	(11,394)	(6,901)
Gain (loss) on dispositions, net	—	—	(43)	—
Foreign currency exchange gain (loss)	(4)	(25)	(76)	(28)
Adjusted EBITDA attributable to non-controlling interests	2,028	2,409	10,054	8,924

Liquidity and Capital Resources

Liquidity and Cash Needs

Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements.

Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Our operating cash flows prior to changes in non-cash working capital items relating to operating activities have remained relatively consistent, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels.

Our primary liquidity needs for the next twelve months are to pay existing committed capital expenditures, to make scheduled repayments of debt and related interest rate swaps, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry-docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. Please refer to the contractual obligations table below for a summary of our contractual obligations as at September 30, 2020.

The following table presents our liquidity as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Cash and cash equivalents	236,911	199,388
Total liquidity(1)	261,911	304,388
Working capital surplus (deficit)	(310,561)	(105,855)
(1)Defined as cash, cash equivalents and undrawn revolving credit facilities

The increase in the working capital deficit was primarily due to:
•An increase of $180 million in the current portion of derivative liabilities due to certain interest rate swaps containing early-termination provisions, which, if exercised, would terminate these interest rate swaps during the 12 months ending September 30, 2021; and
•An increase of $44 million in accounts payable and other mainly due to a contract amendment and reassessment of the contract period for the Petrojarl Knarr FPSO unit and the timing of vendor payments;
partially offset by
•An increase of $23 million in accounts and other receivable, net, mainly due to management services related to the Foinaven FPSO.

Primarily as a result of the working capital deficit and committed capital expenditures, during the one-year period from September 30, 2020, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our obligations and commitments and minimum liquidity requirements under our financial covenants in our credit facilities. Additional potential sources of financing that we are actively pursuing, or expect to pursue, during the one-year period following the issuance of these unaudited interim condensed consolidated financial statements include borrowing additional amounts under existing facilities and the refinancing or extension of certain debt facilities and interest rate swaps. Based on our liquidity at the date of these unaudited interim condensed consolidated financial statements, the liquidity we expect to generate from operations over the following year, and by incorporating our plans to raise additional liquidity that we consider probable of completion, we expect that we will have sufficient liquidity to meet our existing liquidity needs for at least the next 12 months. Please see Item 1 – Financial Statements: Note 2b for additional information.

As at September 30, 2020, our total future contractual obligations for three newbuildings under construction were estimated to be $270 million. In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions, which as at September 30, 2020, provided borrowings of $71 million for the newbuilding payments related to two of the vessels and was fully drawn as at September 30, 2020. In October 2020, we completed a $106 million refinancing relating to the third shuttle tanker newbuilding, which resulted in the newbuilding being included in an existing debt facility relating to the financing of three shuttle tankers currently operating off the East Coast of Canada. In August 2020, we agreed to amend the existing unsecured revolving credit facility with Brookfield, to increase the amount of the credit facility from $125.0 million to $200.0 million and extend its term from October 1, 2020 to October 31, 2024.

As at September 30, 2019, we had total borrowings outstanding of $3,281 million compared to $3,229 million as at December 31, 2019. The borrowings consisted of the following:

	September 30, 2020	December 31, 2019
	$	$
U.S. Dollar Revolving Credit Facilities	458,000	513,200
U.S. Dollar Term Loans	1,456,439	1,399,309
U.S. Dollar Bonds	1,150,876	1,075,000
U.S. Dollar Non-Public Bonds	215,335	241,145
Total principal	3,280,650	3,228,654

The use of the credit facilities, term loans, bonds and finance leases is primarily related to ongoing operations and capital expenditures. Some of these borrowings contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. DSCR breaches can be remedied with cash cures by placing funds in escrow. As at September 30, 2020, we were in compliance with all covenants relating to our consolidated borrowings.

The table below outlines our consolidated net debt to capitalization as at September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	$	$
Borrowings	3,280,650	3,228,654
Obligations relating to finance leases	69,151	21,544
Due to related parties	144,243	21,306
Less:
Cash and cash equivalents	236,911	199,388
Restricted cash	67,641	106,869
Net debt	3,148,872	2,921,105
Total equity	327,056	597,802
Total equity and net debt	3,475,928	3,518,907
Net debt to capitalization ratio	91%	83%

The increase in the net debt to capitalization ratio of 91% for the period ended September 30, 2020 was mainly a result of the net loss of $273.1 million for the nine months ended September 30, 2020.

The COVID-19 pandemic could adversely impact our operations, our customers and our suppliers and has materially adversely affected the global economy, including the worldwide demand for crude oil and the level of demand for the types of services we offer. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry and on our business, financial condition and operating results. Our business involves the ownership and operation of critical infrastructure assets in offshore oil regions and any significant decrease in demand for crude oil could adversely affect demand for our vessels the types of services we offer. Our business model is to employ our vessels on fixed-rate contracts with oil companies, typically with terms between three and ten years, and therefore we do not expect any significant near-term impact on our liquidity, except for a decline in activity in the towage market. Additionally, we are actively pursuing additional steps to preserve liquidity and our financial flexibility, which includes the completion of the financing initiatives described above. However, a continuation of the pandemic may result in reduced cash flow and financial condition, including potential liquidity constraints and potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets. Although disruption and effects from the COVID-19 pandemic may be temporary, a continued decrease in worldwide demand for crude oil and demand for the types of services we offer may adversely affect our business, financial condition and operating results, particularly in relation to voyage charters priced at spot market rates.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Nine months ended September 30,
	2020	2019
Net operating cash flow	224,570	271,990
Net financing cash flow	201,587	(76,300)
Net investing cash flow	(388,634)	(149,903)

Operating Cash Flows

Net cash flow from operating activities decreased to $225 million for the nine months ended September 30, 2020, compared to $272 million for the same period last year, primarily due to changes in non-cash working capital items which provided minimal contribution for the nine months ended September 30, 2020, compared to a contribution of $47 million for the nine months ended September 30, 2019. The decrease in non-cash working capital items for the nine months ended September 30, 2020, compared to the same period last year is primarily due to the timing of payments received from customers, partially offset by the timing of payments made to vendors.

Net cash flow from operating activities also decreased for the nine months ended September 30, 2020, compared to the same period last year due to:
•the completion of the Voyageur FPSO unit contract with Premier Oil in June 2020;
•lower utilization of our towage fleet as a result of decreased demand in the offshore market;
•decreased activity in the shuttle tanker segment, specifically related to the Equinor ASA contract and lower CoA activity;
•costs related to the delivery and operations of the four E-Shuttle newbuildings delivered during 2020; and
•increased realized losses on interest rate swaps;
partially offset by
•an increase in rates in the conventional tanker spot market; and
•a decrease in interest paid on long-term debt facilities mainly due to a decrease in LIBOR.

For a further discussion of changes in the unaudited interim condensed consolidated statements of income (loss) items described above for our five reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from borrowings, net of financing costs and prepayments of long-term debt, were $285 million for the nine months ended September 30, 2020, and $271 million for the same period last year.

Net proceeds of $48 million and $12 million from borrowings for the nine months ended September 30, 2020 and 2019, respectively, was related to the drawdown of an existing debt facility. These proceeds were used to fund installment payments on the shuttle tanker newbuildings.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of our borrowings were $240 million for the nine months ended September 30, 2020, compared to $321 million for the same period last year. The decrease in repayments is mainly due to repayments associated with the maturity of our NOK-denominated bonds, certain five-year senior unsecured bonds and one debt facility during the nine months ended September 30, 2019.

In September 2019, we secured $214 million of long-term financing under sale-leaseback transactions for two of our shuttle tanker newbuildings, which as at September 30, 2020, provided pre-delivery borrowings of $71 million. During the nine months ended September 30, 2020, we drew down $71 million related to this financing (nine months ended September 30, 2019 - $12 million).

In March 2018, we entered into a credit agreement for an unsecured revolving credit facility, which as at September 30, 2020, provides for borrowings of up to $200 million. During the nine months ended September 30, 2020, we drew down $155 million related to this credit facility. During the nine months ended September 30, 2019, we prepaid and subsequently drew down $75 million related to this facility.

Lease payments on our vessel in-charter leases and office leases for the nine months ended September 30, 2020 and 2019 were $17 million and $10 million, respectively.

Cash distributions paid to our preferred unitholders were $24 million for the nine months ended September 30, 2020 and 2019. Subsequent to September 30, 2020, we declared aggregate cash distributions of $8 million for our Series A, Series B and Series E Preferred Units relating to the third quarter of 2020 that will be paid on November 16, 2020.

Investing Cash Flows

During the nine months ended September 30, 2020, net cash flow used for investing activities was $389 million, primarily related to $543 million of installment payments for the delivery of four shuttle tanker newbuildings, partially offset by a $39 million increase in restricted cash pertaining to an amended loan agreement with Knarr LLC, and $6 million of cash acquired during the acquisition of one company.

During the nine months ended September 30, 2019, net cash flow used for investing activities was $150 million, which mainly related to installment payments on shuttle tanker newbuilding vessels.

Contractual Obligations

In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at September 30, 2020:

	Payments as at September 30, 2020
		Less than One Year	One-Two Years	Three-Five Years	Thereafter
	Total
	(in millions of U.S. Dollars)
Bond repayments(1)	1,151	—	251	900	—
Secured debt - scheduled repayments(1)	1,334	299	241	518	276
Secured debt - repayments on maturity(1)	796	49	42	507	198
Unsecured revolving credit facility - due to related parties(1)	176	—	—	176	—
Obligations related to finance leases(1)	69	7	11	34	17
Chartered-in vessels (operating leases)(3)	39	12	12	15	—
Office leases(3)	15	3	3	7	2
Newbuilding contracts(3)	270	196	74	—	—
Total	3,850	566	634	2,157	493
(1)Our interest-bearing obligations include bonds, commercial bank debt, an unsecured revolving credit facility provided by Brookfield and obligations related to finance leases. Please refer to Item 1 – Financial Statements: Note 18 – Borrowings, Item 1 – Financial Statements: Note 19 – Related Party Transactions and Item 1 – Financial Statements: Note 12 – Advances on Newbuilding Contracts for terms upon which future interest payments are determined.
(2)Please refer to Item 1 – Financial Statements: Note 17 – Other Financial Liabilities for a summary of the terms of our derivative instruments which economically hedge certain of our floating rate interest-bearing obligations.
(3)Consists of the undiscounted contractual maturities of our lease liabilities. Please refer to Item 1 – Financial Statements: Note 10 – Right-of-use Assets and Lease Liabilities.
(4)Consists of the estimated remaining payments for the acquisition of three shuttle tanker newbuildings. Please refer to Item 1 – Financial Statements: Note 12 – Advances on Newbuilding Contracts.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions

We entered into a number of related party transactions as described in Note 19 of the unaudited interim condensed consolidated financial statements.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with IFRS. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For a further description of our material accounting policies, critical judgements and estimates please read Item 1 - Financial Statements: Note 2 - Significant Accounting Policies.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our future growth prospects, business strategy and other plans and objectives for future operations;
•future capital expenditures and availability of capital resources to fund capital expenditures;
•our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;
•our ability to refinance existing debt obligations and interest rate swaps, to raise additional debt, to fund capital expenditures, to pursue growth projects and to negotiate extensions or redeployments of existing assets;
•the outcome and cost of claims and potential claims against us, including, among others, claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd (or Logitel) and related to Brookfield’s acquisition by merger of the outstanding publicly held common units;
•our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of lower oil prices to motivate charterers to use existing FPSO units on new projects;
•the expected lifespan and estimated sales price or scrap value of our vessels;
•certainty of completion, estimated delivery and completion dates, commencement of charter, financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;
•the expected employment of the shuttle tanker newbuildings under our existing master agreement with Equinor ASA;
•our entering into joint ventures or partnerships with companies and any business or asset acquisitions;
•our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;
•the valuation of goodwill and potential impairment;
•our compliance or ability to comply with covenants under our credit facilities and finance leases;
•the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;
•our hedging activities relating to foreign exchange, interest rate and spot market risks;
•our exposure to foreign currency fluctuations, particularly in Norwegian Krone, Brazilian Real and Euro;
•unexpected changes in business conditions, governmental changes, health epidemics (including the COVID-19 pandemic) and other factors beyond our control that could have a material and adverse effect on our business, financial condition and operating results;
•increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and
•the extent of the disruption to and/or adverse impact on our business, operating results and financial condition as a result of the COVID-19 pandemic.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for oil and offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or, vessel delivery delays; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt and interest rate swap maturities, fund existing projects or capital expenditures; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partner and required by any financing agreements; changes in our distribution policy; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; the duration and scope of the COVID-19 pandemic; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
September 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings

Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Please read Item 1 - Financial Statements: Note 15 - Provisions and Contingencies: Parts a) and b) for a description of certain potential claims and claims made against us.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.

A continuation of the significant declines in oil prices may adversely affect our growth prospects and operating results.

Oil prices have significantly declined since mid-2014, and more recently, due to the production and pricing dispute between Saudi Arabia and Russia earlier in 2020 and the uncertainty regarding demand created by the COVID-19 pandemic. A decline in oil prices may adversely affect our business, financial condition and operating results, as a result of, among other things:
•a reduction in exploration for or development of new offshore oil fields, or the delay or cancellation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•a reduction in, or termination of, production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based and oil price-based components of our FPSO unit contracts or life-of-field contracts;
•lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;
•customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;
•the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.
The COVID-19 pandemic is dynamic. The continuation of the pandemic likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.

The COVID-19 pandemic is dynamic, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:

•deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or adversely affect global demand for crude oil, demand for our services, and time charter and spot rates;
•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off-hire due to quarantine, worker health, or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential newbuilding construction delays, lack of access to required spare parts for our vessels, delays in any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels, as a result of shipyard shutdowns or a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets;

•a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements relating to vessel-to-loan covenants;
•fewer contract extension opportunities, and in the worst case, contract terminations resulting from relevant early field abandonment programs; and
•potential deterioration in the financial condition and prospects of our customers, joint venture partners or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition. In addition, public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, could adversely affect the business, results of operations or financial condition of us or our customers, suppliers and other business partners and adversely affect the global economy, including worldwide demand for crude oil and the level of demand for the types of services we offer.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

1.1 Second Amendment to Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	Altera Infrastructure GP L.L.C., its general partner

Date: November 3, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary